OMB APPROVAL
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Expires: February 28, 2009
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Books-A-Million, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
098570-10-4
(CUSIP Number)
Abroms & Associates, P.C.
201 S. Court Street, Suite 610
Florence, AL 35630
(256) 767-0740
Attention: Martin R. Abroms
Copy to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1330
Attention: Steven Della Rocca
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ANDERSON BAMM HOLDINGS, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,533,302

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,533,302

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,089,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,089,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HILDA B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,089,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,089,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: JOEL R. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		1,582,440

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,582,440

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	In

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON, JR.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		273,284

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		273,284

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		23,794

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,794

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: TERRENCE C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		351,454

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,454

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,874,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CLYDE B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		1,347,493

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,347,493

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,875,802 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HAROLD M. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		348,480

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		348,480

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HAYLEY ANDERSON MILAM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		25,380

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,380

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SANDRA B. COCHRAN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		78,270

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,270

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,879,135 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ASHLEY ANDERSON BILLINGSLEY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		134,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE ASHLEY ANDERSON TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		134,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TENNESSEE

	7	SOLE VOTING POWER:

NUMBER OF		25,380

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,380

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: OLIVIA BARBOUR ANDERSON 1995 TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO CHARLES C. ANDERSON III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO HAYLEY E. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO LAUREN A. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SECOND ANDERSON GRANDCHILDREN'S TRUST FBO ALEXANDRA R. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THIRD ANDERSON GRANDCHILDREN'S TRUST FBO TAYLOR C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FOURTH ANDERSON GRANDCHILDREN'S TRUST FBO CARSON C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIFTH ANDERSON GRANDCHILDREN'S TRUST FBO HAROLD M. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SIXTH ANDERSON GRANDCHILDREN'S TRUST FBO BENTLEY B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE CHARLES C. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		83,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		83,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE JOEL R. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		83,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		83,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE CLYDE B. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		46,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,862,468 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer
     The class of equity securities to which this statement relates is the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 402 Industrial Lane, Birmingham, AL 35211.
Item 2. Identity and Background
(a)-(c) This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each of the aforementioned Reporting Persons has entered into that certain Shareholder Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement”; a copy of which is filed as Exhibit 1 to this Schedule 13D) by and among the Reporting Persons and Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to the Group Administration Agreement, the Reporting Persons have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein. Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.
     The persons listed in clauses (ii) through (xii) are collectively referred to as the “Individual Reporting Persons.” The entities listed in clauses (xiii) through (xxiv) are collectively referred to as the “Trust Reporting Persons.” The entities listed in clauses (xxv) through (xxvii) are collectively referred to as the “Family Foundation Reporting Persons.”
(i)	Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”) pursuant to. The business address of ABH is 201 South Court Street, Suite 610, Florence, Alabama. The principal business of ABH is to serve as an investment vehicle for the persons who contribute Shares to ABH, initially by holding the Shares, and at a later date potentially buying or selling Shares or making other investments

The directors of ABH are Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Sandra B. Cochran. Harold Anderson has the right to nominate himself to the board of directors of ABH at any time that he owns a membership interest in ABH. ABH has no officers.

The Reporting Persons (other than ABH, Ashley Anderson Billingsley, The Ashley Anderson Trust and the Family Foundation Reporting Persons) have contributed Shares to ABH in exchange for membership interests in ABH, pursuant to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 (the “ABH LLC Agreement”) by and among the Reporting Persons (other than Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons). Pursuant to the ABH LLC Agreement, the board of directors of ABH is given the power and authority to perform all acts as may be necessary or appropriate to conduct the business of ABH, including the power and authority to sell or dispose of the assets held by ABH (which includes the Shares contributed to ABH by the Reporting Persons).

(ii)	Charles C. Anderson, a United States citizen. Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is Managing Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(iii)	Hilda B. Anderson, a United States citizen. Mrs. Anderson’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630, and her principal occupation is housewife.

(iv)	Joel R. Anderson, a United States citizen. Mr. Anderson’s business address of is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is General Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(v)	Charles C. Anderson, Jr., a United States citizen. Mr. Anderson’s business address is 6016 Brookvale Lane, Suite 151, Knoxville, TN 37919, and his principal occupation is President and CEO of Anderson Media Corporation. Anderson Media Corporation’s principal business is wholesale distribution of periodicals, books and pre-record music.

(vi)	Charles C. Anderson III, a United States citizen. Mr. Anderson’s business address is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong, and his principal occupation is Purchasing Specialist for Anderson Management Services, Inc. Anderson Management Services, Inc.’s principal business is to perform management services for Anderson Media Corporation and certain of its merchandising and operating companies.

(vii)	Terrence C. Anderson, a United States citizen. Mr. Anderson’s business address is 4511 Helton Drive, Florence, AL 35630, and his principal occupation is CEO of American Promotional Events, Inc. American Promotional Events, Inc.’s principal business is pyrotechnics.

(viii)	Clyde B. Anderson, a United States citizen. Mr. Anderson’s business address is 402 Industrial Lane, Birmingham, AL 35211, and his principal occupation is Executive Chairman of the Issuer. The Issuer’s principal business is book retailing.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(ix)	Harold M. Anderson, a United States citizen. Mr. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, GA 30329, and his principal occupation is Chief Executive Officer of Anderson Press, Inc. and Chief Executive Officer of C.R. Gibson, Inc. Anderson Press’ principal business is specialty publishing. C.R. Gibson’s principal business is the design, publication, marketing and distribution of picture frames, premium albums, memory products and paper goods for sale to specialty and mass-market retailers.

(x)	Hayley Anderson Milam, a United States citizen. Ms. Anderson Milam’s business address is 202 North Court Street, Florence, AL 35630, and her principal occupation is missionary for the Southern Baptist Convention.

(xi)	Sandra B. Cochran, a United States citizen. Ms. Cochran’s business address is 402 Industrial Lane, Birmingham, AL 35211, and her principal occupation is President and Chief Executive Officer of the Issuer. The Issuer’s principal business is book retailing.

(xii)	Ashley Anderson Billingsley, a United States Citizen. Ms. Anderson Billingsley’s beneficial ownership of these Shares arises as a result of her being a co-trustee of the Ashley Anderson Trust. See paragraph (xiii) below. Ms. Anderson Billingsley’s business address is 202 North Court Street, Florence, AL 35630, and her principal occupation is Inventory Manager of JRA, LLC. JRA, LLC’s principal business is numismatics.

(xiii)	The Ashley Anderson Trust, formed under the laws of the State of Alabama. The trustee of the Ashley Anderson Trust is CitiCorp Trust South Dakota, and the co-trustee of such Trust Reporting Person is Ashley Anderson Billingsley. The business address of the Ashley Anderson Trust, and of Ashley Anderson Billingsley as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of CitiCorp Trust South Dakota is 1300 West 57th Street, Suite G100, Sioux Falls, SD 57108.

(xiv)	Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson, Carl M. Boley as Trustee, formed under the laws of the State of Tennessee. The business address of the Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of Carl M. Boley is 6016 Brookvale Lane, Suite 151, Knoxville, TN 37919.

(xv)	Olivia Barbour Anderson 1995 Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Olivia Barbour Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630.

(xvi)	Alexandra Ruth Anderson Irrevocable Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630.

(xvii)	First Anderson Grandchildren’s Trust FBO Charles C. Anderson III, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Charles C. Anderson III is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xviii)	First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Hayley E. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xix)	First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Lauren A. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xx)	Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxi)	Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxii)	Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxiii)	Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Jr., SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Jr. is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxiv)	Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxv)	The Charles C. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Charles C. Anderson, Hilda B. Anderson and Clyde B. Anderson. Charles C. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvi)	The Joel R. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Joel R. Anderson, Carmen Anderson and Ashley Ruth Anderson Billingsley. Joel R. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvii)	The Clyde B. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Clyde B. Anderson and Terrence C. Anderson. Clyde B. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.
(d) During the last five years none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor any director or executive officer of any Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and each director and executive officer of any Reporting Person is as set forth above.
Item 3. Source and Amount of Funds or Other Consideration
     The Shares held by ABH were contributed to ABH by each of the Reporting Persons (other than Ashley Anderson Billingsley / The Ashley Anderson Trust, the Family Foundation Reporting Persons and ABH) on April 9, 2007 in exchange for membership interests in ABH.
     The Shares held by each of the Individual Reporting Persons other than Ashley Anderson Billingsley and Hayley Anderson Milam were acquired with the personal funds of such Individual Reporting Person. The purchases of these Shares have occurred at various times starting in 1991.
     The Shares held by the Ashley Anderson Trust were transferred to such trust by Joel R. Anderson in 1992. Joel R. Anderson previously purchased such Shares with his personal funds.
     The Shares held by Hayley Anderson Milam were originally transferred to a trust for her benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In March 2007 such Shares were transferred from the trust to Ms. Anderson Milam.
     The Shares held by the Irrevocable Trust of Charles Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson were transferred to such trust by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds.
     The Shares held by the Olivia Barbour Anderson 1995 Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.
     The Shares held by the Alexandra Ruth Anderson Irrevocable Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.
     The Shares held by each of the other Trust Reporting Persons were transferred to such Trust Reporting Person by Charles C. Anderson at various times starting in 1992. Charles C. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Charles C. Anderson Family Foundation were donated to The Charles C. Anderson Family Foundation by Charles C. Anderson in 1994. Charles C. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Joel R. Anderson Family Foundation were donated to The Joel R. Anderson Family Foundation by Joel R. Anderson in 1994. Joel R. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Clyde B. Anderson Family Foundation were donated to The Clyde B. Anderson Family Foundation by Clyde B. Anderson in 1998. Clyde C. Anderson previously purchased such Shares with his personal funds.

Item 4. Purpose of Transaction
     Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes. Each of the Reporting Persons intends to review on a continuing basis his, her or its investment in the Issuer. Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as each of them may deem relevant, each Reporting Person may, acting individually or together with other Reporting Persons, (i) acquire additional Shares, (ii) sell all or any part of his, her or its Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing. Subject to applicable law, each of the Reporting Persons may, acting individually or together with other Reporting Persons, enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that any Reporting Person may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors. Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons who are directors and executive officers of the Issuer, acting solely in their respective capacity as such a director or executive officer, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time any Reporting Person may, acting individually or together with other Reporting Persons, (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) — (b) The Reporting Persons may be deemed to beneficially own an aggregate of 7,862,468 Shares which represents approximately 47.9% of the 16,431,132 Shares which the Issuer has informed the Reporting Persons were outstanding on March 30, 2007 (other than Terrence C. Anderson, Clyde B. Anderson and Sandra B. Cochran who may be deemed to beneficially own 7,874,468, 7,875,802 and 7,879,135 Shares, respectively, which represents approximately 48.0% of the Shares outstanding on March 30, 2007). However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
REPORTING PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
Anderson BAMM Holdings, LLC(1)	7,862,468	47.9%	1,533,302	0	1,533,302	0
Charles C. Anderson	7,862,468	47.9%	2,089,000(2)	0	2,089,000(2)	0
Hilda B. Anderson	7,862,468	47.9%	2,089,000(3)	0	2,089,000(3)	0
Joel R. Anderson	7,862,468	47.9%	1,582,440(4)	0	1,582,440(4)	0
Charles C. Anderson, Jr.	7,862,468	47.9%	273,284	0	273,284	0
Charles C. Anderson III	7,862,468	47.9%	23,794	0	23,794	0
Terrence C. Anderson	7,874,468	47.9%	351,454(5)	0	351,454(5)	0
Clyde B. Anderson	7,875,802	47.9%	1,347,493(6)	0	1,347,493(6)	0
Harold M. Anderson	7,862,468	47.9%	348,480	0	348,480	0
Hayley Anderson Milam	7,862,468	47.9%	25,380	0	25,380	0
Sandra B. Cochran	7,879,135	48.0%	78,270(7)	0	78,270(7)	0
Ashley Anderson Billingsley(8)	7,862,468	47.9%	0	134,000	0	134,000
The Ashley Anderson Trust(8)	7,862,468	47.9%	0	134,000	0	134,000
Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson	7,862,468	47.9%	25,380	0	25,380	0
Olivia Barbour Anderson 1995 Trust	7,862,468	47.9%	1,200	0	1,200	0
Alexandra Ruth Anderson Irrevocable Trust	7,862,468	47.9%	1,200	0	1,200	0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson III	7,862,468	47.9%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	7,862,468	47.9%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	7,862,468	47.9%	11,224	0	11,224	0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	7,862,468	47.9%	11,224	0	11,224	0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	7,862,468	47.9%	11,224	0	11,224	0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	7,862,468	47.9%	11,224	0	11,224	0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	7,862,468	47.9%	11,224	0	11,224	0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	7,862,468	47.9%	11,224	0	11,224	0
The Charles C. Anderson Family Foundation(9)	7,862,468	47.9%	83,000	0	83,000	0
The Joel R. Anderson Family Foundation(10)	7,862,468	47.9%	83,000	0	83,000	0
The Clyde B. Anderson Family Foundation(11)	7,862,468	47.9%	46,000	0	46,000	0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement attached as Exhibit 2. See Item 1 and Item 6 of this Schedule 13D.

(2)	Includes 83,000 shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Also includes 6,000 shares owned of record by his wife, Hilda B. Anderson.

(3)	Includes 2,000,000 shares owned of record by her husband, Charles C. Anderson, and 83,000 shares owned of record by The Charles C. Anderson Family Foundation over which shares Mr. Anderson has sole voting and dispositive power.

(4)	Includes 83,000 shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(5)	Includes 12,000 shares subject to options exercisable on or before June 8, 2007, but excludes 4,500 shares of restricted stock that vest after June 8, 2007.

(6)	Includes 46,000 shares held by The Clyde B. Anderson Family Foundation. Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Also includes 13,334 shares subject to options exercisable on or before June 8, 2007, but excludes 83,435 shares of restricted stock that vest after June 8, 2007.

(7)	Includes 16,667 shares subject to options exercisable on or before June 8, 2007, but excludes 127,485 shares of restricted stock that vest after June 8, 2007.

(8)	The shares over which Ashley Anderson Billingsley has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.

(9)	These shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these shares.

(10)	These shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these shares.

(11)	These shares are owned of record by The Clyde B. Anderson Family Foundation. Clyde B. Anderson has sole voting and dispositive power over these shares.
(c)	On April 9, 2007, the Reporting Persons (other than ABH, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons) contributed to ABH the Shares held by ABH in exchange for membership interests in ABH.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Pursuant to the Group Administration Agreement, each of the Reporting Persons has appointed Abroms & Associates, P.C., as Group Administrator, to coordinate and administer their transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Group Administration Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference.
     Pursuant to the ABH LLC Agreement, the Reporting Persons other than Ashley Anderson Billingsley/the Ashley Anderson Trust and the Family Foundation Reporting Persons have (i) been granted membership interests in ABH in exchange for their capital contributions of Shares to ABH and (ii) agreed to certain matters relating to the operation of ABH, as more fully set forth in the ABH LLC Agreement. The ABH LLC Agreement is included as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by this reference.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Description

1	Group Administration Agreement, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D, containing the appointment of the Group Administrator as attorney-in-fact.

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 by and among the Reporting Persons named on this Schedule 13D (other than Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons).

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2007

ANDERSON BAMM HOLDINGS, LLC

By:	Sandra B. Cochran

Name:
Title: President

Charles C. Anderson

Hilda B. Anderson

Joel R. Anderson

Charles C. Anderson, Jr.

Charles C. Anderson III

Terrence C. Anderson

Clyde B. Anderson

Harold M. Anderson

Hayley Anderson Milam

Sandra B. Cochran

Ashley Anderson Billingsley

THE ASHLEY ANDERSON TRUST

By:	CitiTrust Services

Name:
Title: Trustee

IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON

By:	Carl M. Boley

Name:
Title: Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	Lisa S. Anderson

Name:
Title: Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	Lisa S. Anderson

Name:
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON III

By:	SunTrust Bank

Name:
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDR A R. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	SunTrust Bank

Name:
Title: Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	Charles C. Anderson

Name:
Title: Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	Joel R. Anderson

Name:
Title: Chairman

THE CLYDE B. ANDERSON FAMILY FOUNDATION

By:	Clyde B. Anderson

Name:
Title: Chairman

EXHIBIT 1
GROUP ADMINISTRATION AGREEMENT

EXHIBIT 2
ABH LLC AGREEMENT

Exhibit 1
GROUP ADMINISTRATION AGREEMENT
     This Group Administration Agreement (this “Agreement”), dated April 9, 2007, among Abroms & Associates, P.C., an Alabama professional corporation (“Group Administrator”), and the parties listed on Appendix A hereto (the “Group Shareholders”), as such Appendix A may be amended from time to time pursuant to the provisions hereof. For the purposes of this Agreement, the words “he,” “him,” “his” or “himself” shall be interpreted to include the masculine, feminine and corporate, trust or other entity form.
RECITALS
     WHEREAS, each Group Shareholder presently owns of record the number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Books-A-Million, Inc. (the “Company”) set forth opposite his name on Appendix A hereto;
     WHEREAS, Certain Covered Shares (as defined below) which were held by certain of the Individual Shareholders, or their predecessors, prior to the initial public offering of the Common Stock of the Company, or which result from the 2:1 stock split of the Common Stock (the “Founders’ Shares”); and
     WHEREAS, the Group Shareholders desire to provide for the orderly purchase and disposition of, and various other matters related to, Common Stock and, in that regard, desire to appoint the Group Administrator to administer certain transactions and other matters related to Common Stock that involve the Group Shareholders.
AGREEMENT
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements, covenants and provisions herein contained, the parties hereto agree as follows:
ARTICLE I.
DEPOSIT AND CONTROL OF COMMON STOCK
          1.1. Deposit. Each Group Shareholder has opened an account with Smith Barney, a division of Citigroup Global Markets, Inc. (the “Broker”) and has deposited all of the shares of Common Stock owned of record by him (his “Covered Shares”) into such account. Each Group Shareholder agrees that all acquisitions and Transfers (as defined below) of shares of Common Stock by such Group Shareholder (other than (i) purchases of shares of Common Stock from the Company pursuant to employee benefit arrangements in which such Group Shareholder participates and (ii) charitable donations and gifts) shall be made by the Broker and that all shares of Common Stock hereafter acquired (including acquisitions from the Company or by gift) by such Group Shareholder shall be deposited into such account and shall be Covered Shares hereunder.
          1.2. Control. Each Group Shareholder agrees that it shall not make any acquisitions or Transfers of shares of Common Stock unless the Group Administrator shall determine that such acquisition or Transfer complies with this Agreement and applicable laws (including, without limitation, federal and state securities laws) and shall give its written notice of such determination to the Group Shareholder and the Broker.
ARTICLE II.
TRANSFER OF COMMON STOCK
          2.1. General. Each Group Shareholder agrees that he shall not, directly or indirectly, sell, transfer, pledge, hypothecate or otherwise dispose of (a “Transfer”) any Covered Shares beneficially owned (as such term is defined in Rule 13d-3(a) under the Securities Exchange Act of 1934 (the “Exchange Act”)) by him, except in accordance with the terms of this Agreement.
          2.2. Compliance with Insider Trading Policy. Each Group Shareholder acknowledges and agrees that the Company’s Policy Regarding Trades in Securities, and Treatment of Confidential Information (the “Insider Trading Policy”) applies to him as if he were a director or an executive officer of the Company. Without limiting the generality of the foregoing, each Group Shareholder shall be prohibited from acquiring or Transferring Common Stock except (a) during window periods that are actually open in accordance with the Insider Trading Policy and (b) after pre-clearance of the trade with the Company’s Chief Executive Officer or Executive Chairman.
          2.3. Minimum Quantity. Each Group Shareholder agrees that, when proposing to Transfer Covered Shares (other than charitable donations, gifts and similar Transfers), he will Transfer no fewer than the lesser of (i) 10,000 Covered Shares or (ii) all Covered Shares owned by such Group Shareholder.
          2.4. Disposition Procedure. In the event that a Group Shareholder intends to Transfer Covered Shares (a “Selling Shareholder”), such Selling Shareholder shall notify the Group Administrator in writing (a “Sale Notice”). A suggested form of Sale Notice is attached hereto as Exhibit A. The Sale Notice shall include the number of Covered Shares the Selling Shareholder proposes to Transfer, and any other terms, conditions or instructions desired by the Selling Shareholder. All sales shall be at the market price on the date of sale, unless the Sale Notice states otherwise.

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     (a) Notice of Sale. The Selling Shareholder shall deliver the Sale Notice to the Group Administrator in writing no later than 12:00 noon (Central Time) not less than three (3) business days prior to the date on which such Selling Shareholder proposes to Transfer such Covered Shares. If the Sale Notice contemplates the sale of Founders Shares, the Group Administrator shall circulate notice of the Selling Shareholder’s Sale Notice to all of the other Group Shareholders before 12:00 noon (Central Time) of the day following receipt of the Sale Notice. If the Sale Notice contemplates the sale of Covered Shares which are not Founders Shares, the Group Administrator need not give notice to the other Group Shareholders. A Group Shareholder may elect to acquire Founders Shares from the Selling Shareholder by giving notice of such election to the Group Administrator before 12:00 noon (Central Time) of the second business day following receipt of the Sale Notice from the Group Administrator. Unless the Group Administrator receives a timely election from one or more Group Shareholders seeking to acquire the Founders Shares, and provided the Group Administrator has made the determination set forth in Section 1.2 above, the Group Administrator shall give notice to the Selling Shareholder to proceed with his sale in accordance with (b) below. If the Group Administrator receives a timely election from one or more Group Shareholders seeking to acquire the Founders Shares described in the Sale Notice (each a “Purchasing Shareholder”), such election shall be treated as a Simultaneous Purchase and Sale under Article IV hereof.
     (b) Market Sales Procedures. In the event that (i) only one Selling Shareholder has provided a Sale Notice to the Group Administrator proposing to effect a Transfer on a particular date and no Group Shareholder(s) have elected to acquire Founders Shares, if Founders Shares are being sold, such Selling Shareholder shall be permitted to Transfer his shares through the Broker in accordance with the terms specified in the Sale Notice and (ii) more than one Selling Shareholder has provided a Sale Notice to the Group Administrator proposing to effect a Transfer on a particular date, the Group Administrator, in a fair and equitable manner, shall determine the timing, amount, price and mechanics of all Transfers of Covered Shares on such date, and shall instruct the Broker to use its best efforts to effect such Transfers accordingly; provided that in either case the number of shares Transferred shall not exceed the maximum number of shares which may be Transferred in accordance with the volume limitations of Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), at that time and the Transfer of such             shares shall otherwise comply with Rule 144. Without limiting the generality of the foregoing, each Group Shareholder acknowledges and agrees that Transfers of Common Stock by all Group Shareholders will be aggregated in determining compliance with the volume limitations under Rule 144.
ARTICLE III.
PURCHASE OF COMMON STOCK
          3.1. General. Each Group Shareholder agrees that he shall not acquire any Common Stock except in accordance with: (a) the terms of this Agreement and (b) the Company’s Insider Trading Policy.
          3.2. Rule 10b-18. Each Group Shareholder acknowledges and agrees that his purchases of Common Stock shall comply with Rule 10b-18 under the Exchange Act assuming that he is an “affiliated purchaser” (as defined in Rule 10b-18). Each Group Shareholder acknowledges that

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the Company currently has in place a Common Stock repurchase program (the “Company Repurchase Program”).
          3.3. Acquisition Procedure. In the event that a Group Shareholder intends to acquire Common Stock (a “Purchasing Shareholder”), other than a purchase from another Group Shareholder as provided in Section 2.4(a), such Purchasing Shareholder shall notify (a “Purchase Notice”) the Group Administrator in writing no later than 12:00 noon (Central Time) on the day prior to the date on which such Purchasing Shareholder proposes to acquire shares of Common Stock of the number of shares of Common Stock the Purchasing Shareholder proposes to purchase. A suggested form of Purchase Notice is attached hereto as Exhibit B.
     (a) One Purchasing Shareholder. In the event that only one Purchasing Shareholder has provided a Purchase Notice to the Group Administrator proposing to acquire shares of Common Stock on a particular date and the Company does not desire to purchase shares of Common Stock pursuant to the Company Repurchase Program on such date, then the Purchasing Shareholder shall be permitted to purchase such shares of Common Stock, but only if and to the extent that such shares do not exceed the maximum number of shares which may be purchased under Rule 10b-18 during that day (the “10b-18 Maximum”) and such purchases shall otherwise comply with Rule 10b-18.
     (b) One Purchasing Shareholder and the Company. In the event that only one Purchasing Shareholder has provided a Purchase Notice to the Group Administrator proposing to acquire             shares of Common Stock on a particular date and the Company desires to purchase shares of Common Stock pursuant to the Company Repurchase Program on such date, then the number of             shares of Common Stock that may be purchased on that day in accordance with Rule 10b-18 (as determined by the Group Administrator) shall be allocated first, to the Company for purchase pursuant to the Company Repurchase Program and second, to the Purchasing Shareholder, and the Purchasing Shareholder shall be permitted to purchase such shares of Common Stock, but only if and to the extent that such shares do not exceed the 10b-18 Maximum and such purchases shall otherwise comply with Rule 10b-18.
     (c) Multiple Purchasing Shareholders. In the event that more than one Purchasing Shareholder has provided a Purchase Notice to the Group Administrator proposing to acquire             shares of Common Stock on a particular date and the Company does not desire to purchase shares of Common Stock pursuant to the Company Repurchase Program on such date, if (i) the maximum number of shares proposed to be purchased by all Purchasing Shareholders does not exceed the 10b-18 Maximum, then the Purchasing Shareholders shall be permitted to purchase such shares of Common Stock, but only if and to the extent that such purchases shall otherwise comply with Rule 10b-18, and (ii) the maximum number of shares proposed to be purchased by all Purchasing Shareholders exceeds the 10b-18 Maximum for that day, then the number of shares of Common Stock that may be purchased on that day in accordance with Rule 10b-18 (as determined by the Group Administrator) shall be allocated among the Purchasing Shareholders as the Group Administrator shall determine in a fair and equitable manner, and the Purchasing Shareholders shall be permitted to purchase such shares of Common Stock, but only if and to the extent that such purchases shall otherwise comply with Rule 10b-18.

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     (d) Multiple Purchasing Shareholders and the Company. In the event that more than one Purchasing Shareholder has provided a Purchase Notice to the Group Administrator proposing to acquire shares of Common Stock on a particular date and the Company desires to purchase shares of Common Stock pursuant to the Company Repurchase Program on such date, then the number of shares of Common Stock that may be purchased on that day in accordance with Rule 10b-18 shall be allocated first to the Company for purchase pursuant to the Company Repurchase Program and second to the Purchasing Shareholders (with such shares being allocated among the Purchasing Shareholders as the Group Administrator shall determine in a fair and equitable manner), and the Purchasing Shareholders shall be permitted to purchase such shares of Common Stock, but only if and to the extent that such shares do not exceed the 10b-18 Maximum and such purchases otherwise comply with Rule 10b-18.
ARTICLE IV.
SIMULTANEOUS PURCHASES AND SALES
          4.1. In the event that, for the same date or period of time, (i) one or more Group Shareholders has provided the Group Administrator with a Sale Notice proposing to Transfer shares of Common Stock and (ii) one or more Group Shareholders has provided the Group Administrator with a Purchase Notice proposing to purchase shares of Common Stock and/or the Company proposes to purchase shares of Common Stock, then the Group Administrator, in a fair and equitable manner, shall determine the timing and amount of all acquisitions and Transfers of shares of Common Stock on such date. Prior to attempting to execute such transactions, the Group Administrator shall attempt to coordinate a sale of shares of Common Stock from the Selling Shareholders to the Purchasing Shareholders and/or the Company, subject to restrictions in Article II, Article III and the last sentence of this Section 4.1, if and to the extent such transaction can be effected at the prices and quantities desired by the Selling Shareholder and Purchasing Shareholder and/or the Company, respectively. Each Group Shareholder agrees that any acquisition or Transfer which it desires to execute shall comply with Regulation M under the Exchange Act, and that the Group Administrator, in a fair and equitable manner, shall determine what transactions shall or shall not be executed in order to ensure such compliance.
ARTICLE V.
SEC REQUIREMENTS
          5.1. Schedule 13D. Each Group Shareholder acknowledges and agrees that the Group Shareholders have agreed to act together for the purpose of acquiring, holding and disposing of shares of Common Stock and, accordingly, have chosen to form a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As permitted by with Rule 13d-1(k) under the Exchange Act, each Group Shareholder agrees to jointly file a single Schedule 13D and all future amendments thereto as a “group” with the other Group Shareholders. Each Group Shareholder shall cooperate fully with the other Group Shareholders and the Group Administrator to achieve the timely filing of the Schedule 13D and all amendments thereto as may thereafter be required, and each Group Shareholder agrees that any information concerning such Group Shareholder which such Group Shareholder furnishes in connection with the preparation and filing of such report will be complete and accurate. Each Group Shareholder does hereby make, constitute and appoint the Group Administrator as the true and lawful attorney-in-fact, with full power of substitution, for such Group Shareholder to execute and deliver on

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behalf of such Group Shareholder the Schedule 13D and all amendments thereto as may thereafter be required, giving and granting such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever that such attorney or attorneys may deem necessary, advisable or appropriate to carry out fully the intent of this Section 5.1, as fully and to all intents and purposes as the Group Shareholder might or could do if personally present by one of its authorized signatories, hereby ratifying and confirmed all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The Group Administrator, subject to the terms of this Agreement, hereby agrees to its appointment as attorney-in-fact for the limited purpose of executing and delivering on behalf of each Group Shareholder the Schedule 13D and all amendments thereto as may thereafter be required.
          5.2. Section 16(a). Each Group Shareholder acknowledges that, as a beneficial owner of more than ten percent (10%) of the Company’s equity securities (by reason of being deemed, pursuant to Rule 13d-5(b) under the Exchange Act, the beneficial owner of all of the share of Common Stock owned by all of the Group Shareholders), such Group Shareholder is subject to Section 16(a) of the Exchange Act (“Section 16(a)”), requiring each Group Shareholder to report such Group Shareholder’s beneficial ownership of the Company’s Common Stock and any subsequent transactions which result in a change to the amounts of such beneficial ownership on Forms 3, 4 and 5, as appropriate. Each Group Shareholder agrees that within two days after entering into this Agreement he shall file a Form 3 (if such Group Shareholder was not previously subject to Section 16(a)) or a Form 4 (if such Group Shareholder was previously subject to Section 16(a)). The Group Administrator shall provide reasonable assistance to the Group Shareholders in connection with filings required to be made under Section 16(a), including providing drafts of the required Forms 3, 4 and 5 to each Group Shareholder. Notwithstanding the foregoing, each Group Shareholder acknowledges and agrees that such Group Shareholder, and not the Group Administrator, is responsible for complying with all of the requirements of Section 16(a), including, without limitation, the timely submission of accurate and complete reports on Forms 3, 4 and 5.
          5.3. Section 16(b). Each Group Shareholder acknowledges that, as a beneficial owner of more than ten percent (10%) of the Company’s equity securities (by reason of being deemed, pursuant to Rule 13d-5(b) under the Exchange Act, the beneficial owner of all of the share of Common Stock owned by all of the Group Shareholders), such Group Shareholder is subject to Section 16(b) of the Exchange Act (“Section 16(b)”), requiring the disgorgement of any profits made in “short-swing” transactions with respect to Common Stock in which such Group Shareholder has a “pecuniary interest” (as defined in Rule 16a-1(a)(2) under the Exchange Act). Each Group Shareholder acknowledges and agrees that such Group Shareholder is responsible for his own compliance with Section 16(b) and that the Group Administrator shall not be responsible to assist in or coordinate the Group Shareholders’ compliance with Section 16(b).
          5.4. Rule 144. Each Group Shareholder acknowledges and agrees that such Group Shareholder is an “affiliate” (as such term is defined in the Securities Act) of the Company under the Securities Act and, as such, shall comply with Rule 144 in connection with sales of Common Stock. The Group Administrator shall provide reasonable assistance to the Group Shareholders in connection with compliance with Rule 144, including providing drafts of the Form 144 and other documentation required for sales by the Group Shareholders of shares of Common Stock. Notwithstanding the foregoing, each Group Shareholder acknowledges and agrees that it, and not the Group Administrator, is responsible for complying with all of the requirements of Rule 144, including, but not limited to, complying with the volume limitations under Rule 144.

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          5.5. Covenant of Group Shareholders. Each Group Shareholder hereby agrees that it will take all necessary action to cooperate and assist the Group Administrator in the performance of the duties required of the Group Administrator under this Article V, including, but not limited to, providing the Group Administrator with information that the Group Administrator deems necessary and appropriate for performing such duties and for compliance with the disclosure and reporting requirements of the SEC.
          5.6. Expenses. Each Group Shareholder agrees that it shall be responsible for, and shall reimburse the Group Administrator for, all costs and expenses incurred by the Group Administrator on such Group Shareholder’s behalf in the performance of its duties under this Article V, including, without limitation, (a) expenses incurred in preparing and making filings (including, without limitation, filing fees) with the SEC and other governmental authorities and corresponding with the SEC and other governmental authorities, (b) fees and other charges of lawyers, accountants, agents, consultants, experts, investment banking and other professionals’ fees, (c) expenses incurred in enforcing the provisions of this Article V, (d) expenses incurred in maintaining any necessary or appropriate books and records relating to this Agreement and (e) expenses incurred in the preparation of amendments to and waivers of provisions of this Agreement.
ARTICLE VI.
MISCELLANEOUS
          6.1. Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to principles of conflicts of laws.
          6.2. Indemnification of the Group Administrator. The Individual Shareholders shall, jointly and severally, indemnify and hold the Group Administrator and its officers, directors, members, employees and advisors (the “Indemnified Parties”) harmless from and against any and all losses, claims, damages, liabilities, costs and expenses incurred or suffered by the Indemnified Parties or any of them (collectively, “Losses”) in connection with, arising out of, resulting from or relating to the Group Administrator being appointed, and acting, as such hereunder and/or any action the Group Administrator shall take, or shall omit to take, in its capacity as such, except to the extent that Losses result from the gross negligence or willful misconduct of the Group Administrator in performing, or in failing to perform, its duties and obligations as the Group Administrator hereunder. If for any reason the foregoing indemnification is unavailable to any or all of the Indemnified Parties or is insufficient to hold any or all of the Indemnified Parties harmless from and against any and all such Losses, then the Individual Shareholders shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Losses as is appropriate to reflect the relative economic interests of the Individual Shareholders, on the one hand, and the Group Administrator, on the other hand in the matters contemplated by this Agreement, as well as the relative fault of the Individual Shareholders, on the one hand, and the Group Administrator, on the other hand, with respect to such Losses, and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Individual Shareholders under this Section 6.2 shall be in addition to any liability which the Individual Shareholders may otherwise have and shall be binding upon, and shall inure to the benefit of, any successors, assigns, heirs and personal representatives of the Individual Shareholders and the Indemnified Parties, respectively. The Individual Shareholders also agree that each of the Indemnified Parties shall not have any liability to the Individual Shareholders or any of them or any person asserting Losses on behalf of, or in the name or right of, the Individual Shareholders or any of them in

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connection with, arising out of, resulting from or relating to the Group Administrator being appointed, and acting, as such hereunder and/or any action the Group Administrator shall take, or shall omit to take, in its capacity as such, except to the extent that such Losses result from the gross negligence or willful misconduct of the Group Administrator in performing, or in failing to perform, its duties and obligations as the Group Administrator hereunder. The provisions of this Section 6.2 shall survive the termination of this Agreement and any termination of the Group Administrator or completion by the Group Administrator of its duties and obligations hereunder.
          6.3. Relationship of Parties. The terms of this Agreement are intended not to create a separate entity for U.S. federal income tax purposes, and nothing in this Agreement shall be read to create any partnership, joint venture or separate entity among the parties or to create any trust or other fiduciary relationship between or among any of the Group Shareholders (acting in their capacity as such).
          6.4. Notices. Notices which are required to be given in writing pursuant to the terms of this Agreement may be given by personal delivery, by overnight courier or by electronic mail. Any communication, demand or notice to be given hereunder shall be duly given (and shall be deemed to be received) when personally delivered or when receipt is acknowledged if delivered by courier or by electronic mail to a party at its address as indicated below:
     If to a Group Shareholder, to its address as specified in Appendix A; and
     If to the Group Administrator, to:

Abroms & Associates, P.C.
ATTN: Martin R. Abroms
201 S. Court St. Suite 610
Florence, AL 35630

With a copy to:	Timothy K. Corley
Timothy K.Corley, P.C.
2815 Darby Drive
Florence, AL 35630
          6.5. No Third-Party Rights. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.
          6.6. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute but one and the same instrument.
          6.7. Prior Stock Transfer Restriction Agreement Superceded. This Agreement supercedes that certain Stock Transfer Restriction Agreement dated September 1, 1992, by and between the parties to this Agreement or their predecessors in interest, which agreement is hereby

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terminated as to all parties. Any certificates evidencing Covered Shares bearing a restrictive legend reflecting the September 1, 1992 agreement may be re-issued at the request of the Shareholder or the Group Administrator without such legend.
     IN WITNESS WHEREOF, the parties hereto have duly executed or caused to be duly executed this Agreement as of the dates indicated.

GROUP ADMINISTRATOR: Abroms & Associates, P.C.
By:
Martin R. Abroms, President

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EXHIBIT A
SALE NOTICE
Pursuant to and in accordance with the terms and conditions of that certain Group Administration Agreement dated                     , 2007 by and among                                                               and certain holders of shares of Books-A-Million, Inc. (the “Corporation”), the undersigned gives notice of his/her intent to Transfer shares of the Corporation as follows:
1.	The number of shares the Selling Shareholder proposes to Transfer is: .

2.	The Selling Shareholder has cleared the proposed sale as required by Section 2.2 of the Group Administration Agreement.

3.	Other terms, conditions or instructions desired by the Selling Shareholder are:

, (Attach additional sheets if necessary).
     Done this           day of                                         , 20           .

Capitalized terms set forth in this Sale Notice have the same meaning ascribed to such terms in the Group Administration Agreement described above.

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EXHIBIT B
PURCHASE NOTICE
Pursuant to and in accordance with the terms and conditions of that certain Group Administration Agreement dated                     , 2007 by and among                                          and certain holders of shares of Books-A-Million, Inc. (the “Corporation”), the undersigned gives notice of his/her intent to purchase                                        shares of the Corporation.
     Done this            day of                                         , 20      .

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APPENDIX A

Charles C. Anderson	Irrevocable Trust of Charles C. Anderson, Jr.	Second Anderson Grandchildren Trust FBO
202 North Court Street	FBO Lauren A. Anderson	Alexandra Anderson
Florence, AL 35630	6016 Brookvale Lane, Suite 151	201 South Court Street
	Knoxville, TN 37919	Florence, AL 35630

Hilda B. Anderson	The Ashley Anderson Trust	Fifth Anderson Grandchildren Trust FBO
150 Indian Springs Road	202 North Court Street	Harold M. Anderson
Florence, AL 35630	Florence, AL 35630	201 South Court Street
Florence, AL 35630

Joel R. Anderson	Olivia B. Anderson 1995 Trust	Third Anderson Grandchildren Trust FBO
202 North Court Street	402 Industrial Lane	Taylor C. Anderson
Florence, AL 35630	Birmingham, AL 35211	201 South Court Street
Florence, AL 35630

Clyde B. Anderson	Alexandra R. Anderson Irrevocable Trust	The Charles C. Anderson Family
402 Industrial Lane	402 Industrial Lane	Foundation
Birmingham, AL 35211	Birmingham, AL 35211	202 North Court Street
Florence, AL 35630

Terrence C. Anderson	First Anderson Grandchildren Trust FBO	The Joel R. Anderson Family Foundation
4511 Helton Drive	Charles C. Anderson, III	202 North Court Street
Florence, AL 35630	201 South Court Street	Florence, AL 35630
Florence, AL 35630

Harold M. Anderson	First Anderson Grandchildren Trust FBO	The Clyde B. Anderson Family Foundation
3101 Clairmont Road, Suite C	Hayley Anderson	402 Industrial Lane
Atlanta, GA 30329	201 South Court Street	Birmingham, AL 35211
Florence, AL 35630

Charles C. Anderson, Jr.	First Anderson Grandchildren Trust FBO	Anderson BAMM Holdings, LLC
6016 Brookvale Lane, Suite 151	Lauren Anderson	201 South Court Street, Ste 610
Knoxville, TN 37919	201 South Court Street	Florence, AL 35630
Florence, AL 35630

Sandra B. Cochran
402 Industrial Lane
Birmingham, AL 35211

Sixth Anderson Grandchildren Trust FBO
Charles C. Anderson, III	Bentley B. Anderson
5/F Lippon Leighton Tower	201 South Court Street
103-109 Leighton Road	Florence, AL 35630
Causeway Bay, Hong Kong

Fourth Anderson Grandchildren Trust FBO
Hayley Anderson Milam	Carson C. Anderson
2500 Shallowford Road	201 South Court Street
Apartment 5213	Florence, AL 35630
Atlanta, GA 30345

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Exhibit 2

LIMITED LIABILITY COMPANY AGREEMENT
OF
ANDERSON BAMM HOLDINGS, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

THE LIMITED LIABILITY COMPANY INTERESTS IN ANDERSON BAMM HOLDINGS, LLC DESCRIBED IN THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE ALABAMA SECURITIES ACT, OR THE SECURITIES LAWS OF ANY OTHER STATE OR JURISDICTION IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH SECURITIES LAWS. THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED OR RESOLD, IN WHOLE OR IN PART, EXCEPT AS PERMITTED UNDER ALL SUCH SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR AN EXEMPTION THEREFROM. THE TRANSFERABILITY OF THE LIMITED LIABILITY COMPANY INTERESTS IS FURTHER RESTRICTED BY THE TERMS OF THIS LIMITED LIABILITY COMPANY AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT
OF
ANDERSON BAMM HOLDINGS, LLC
     This Limited Liability Company Agreement of ANDERSON BAMM HOLDINGS, LLC, a limited liability company organized pursuant to the Delaware Limited Liability Company Act, shall be effective as of the Effective Date, by and among the Company and the Persons executing this Limited Liability Company Agreement as Members.
ARTICLE 1
DEFINITIONS
     The following terms used in this Limited Liability Company Agreement shall have the following meanings unless otherwise expressly provided herein:
     Section 1.1 “Act” shall mean the Delaware Limited Liability Company Act, 6 Delaware Code §§ 18-101 et seq., as amended from time to time, and any successor thereto.
     Section 1.2 “Additional Capital Contribution” shall mean any Capital Contribution that a Member makes in accordance with Section 8.2 hereof.
     Section 1.3 “Additional Member” shall mean a Member, other than an Initial Member or a Substitute Member, who has acquired an Interest and has become a Member in accordance with Section 13.3 hereof.
     Section 1.4 “Affiliate” shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling fifty percent (50%) or more of the outstanding voting interests of such Person, (iii) any director, executive officer, trustee, general partner or manager of such Person, (iv) any Person who is a director, executive officer, trustee, general partner or manager of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term “controls,” “is controlled by” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise. The Company, however, shall not be deemed to be an Affiliate of any Member.
     Section 1.5 “Assignee” shall mean a transferee of an Interest (but who is not a Member immediately prior to such Transfer) who has not been admitted as a Substitute Member or Additional Member, as applicable. Such transferee of an Interest shall be entitled to merely an Economic Interest in the Company until and unless such Assignee is admitted as a Substitute Member or Additional Member, as applicable, in accordance with this LLC Agreement.
     Section 1.6 “Assumed Income Tax Rate” shall mean the highest effective marginal combined federal, state and local income tax rate for a fiscal year prescribed for any individual or corporation resident in Birmingham, Alabama (taking into account the deductibility of state and local income taxes for federal income tax purposes, but not taking into account the deductibility of federal income taxes for state and local income tax purposes).
     Section 1.7 “Book Value” shall mean with respect to any Company asset, the asset’s adjusted basis for federal income tax purposes, except that the Book Values of all assets shall be adjusted to equal their respective Fair Market Values, in accordance with the rules set forth in Section 1.704-1(b)(2)(iv)(f) of the Regulations, except as otherwise provided herein, immediately prior to: (a) the date of the acquisition of any additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the date of the actual distribution of more than a de minimis amount of Property (other than a pro rata distribution) to a Member; or (c) the date of the actual liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; provided that adjustments pursuant to clauses (a) and (b) above shall be made only if the Board of Directors determines in its sole discretion that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Book Value of any Company asset distributed to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value. The Book Value of any Company asset shall

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be adjusted to reflect any write-down which constitutes a Disposition.
     Section 1.8 “Capital Account” shall mean the account maintained with respect to a Member or Assignee determined in accordance with Article 9 hereof.
     Section 1.9 “Capital Contribution” shall mean any contribution of Property made by or on behalf of a Member or Assignee.
     Section 1.10 “Certificate” shall mean the Certificate of Formation of the Company, as amended, modified, supplemented or restated from time to time.
     Section 1.11 “Code” shall mean the United States Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.
     Section 1.12 “Company” shall mean ANDERSON BAMM HOLDINGS, LLC, a Delaware limited liability company, and any successor limited liability company.
     Section 1.13 “Company Expenses” shall have the meaning set forth in Section 4.17 hereof.
     Section 1.14 “Company Minimum Gain” shall have a meaning consistent with the definition of “partnership minimum gain” set forth in §§ 1.704-2(b)(2) and 1.704-2(d) of the Regulations.
     Section 1.15 “Company Nonrecourse Liability” shall have a meaning consistent with the definition of “nonrecourse liability” set forth in § 1.704-2(b)(3) of the Regulations.
     Section 1.16 “Company Property” shall mean any Property owned by the Company.
     Section 1.17 “Distributable Cash” shall mean the excess of the sum of all cash receipts of all kinds over cash disbursements (or reserves therefor) for Company Expenses.
     Section 1.18 “Distribution” shall mean a distribution or Transfer of Property made by the Company to a Member on account of such Member’s Interest as described in Article 10 of this LLC Agreement.
     Section 1.19 “Economic Interest” shall mean a Member’s or Assignee’s share of the Company’s Net Income, Net Losses, income, gain loss, deduction, and Distributions pursuant to this LLC Agreement and the Act, but shall not include any right to (i) participate in the operation, management or affairs of the Company or (ii) vote on, consent to, or otherwise participate in any decision of the Members.
     Section 1.20 “Effective Date” shall mean April 9, 2007.
     Section 1.21 “Fair Market Value” shall mean (a) as to any Security that is listed on a securities exchange and is freely transferable, its last sales price on the valuation date on the principal securities exchange on which such Security is traded (or, if the securities exchange was closed on the valuation date, the last immediately preceding day on which the securities exchange was open), provided that if no sales occurred on such day, at the “bid” price at the close of business on such day if held long and at the “asked” price at the close of business on such day if held short, provided further that if no “bid” or “asked” prices are quoted on such day, in such manner as the Board of Directors shall determine in good faith to reflect the fair market value of such Security on the valuation date, (b) as to any Security that is traded on an over-the-counter market and is freely transferable, its last sales price on the valuation date (or, if the market was closed on the valuation date, the last immediately preceding day on which the market was open), provided that if no sales occurred on such day, at the “bid” price at the close of business on such day if held long and at the “asked” price at the close of business on such day if held short, provided further that if no “bid” or “asked” prices are quoted on such day, in such manner as the Board of Directors shall determine in good faith to reflect the fair market value of such Security on the valuation date, and (c) as to all other Securities and Company Property, such fair market value as of the valuation date as the Board of Directors shall determine in good faith based on market and other applicable data available to the Board of Directors at the time of valuation.

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     Section 1.22 “Fiscal Year” shall mean the taxable year of the Company as determined pursuant to § 706 of the Code.
     Section 1.23 “Initial Member(s)” shall mean those person(s) identified on Exhibit A attached hereto who have executed this LLC Agreement as of the Effective Date.
     Section 1.24 “Interest” shall mean an ownership interest in the Company representing a Member’s entire equity and beneficial interest in the Company, including such Member’s Economic Interest and the right of the Member to vote on, consent to, or otherwise participate in any decision, vote or action of or by the Members granted pursuant to this LLC Agreement and the Act. In the case of an Assignee, the term “Interest” shall encompass only the Assignee’s Economic Interest in the Company relating to such Interest.
     Section 1.25 “LLC Agreement” shall mean this Limited Liability Company Agreement including all exhibits attached hereto and all amendments hereto adopted in accordance with Section 15.3 hereof and the Act.
     Section 1.26 “Majority of the Members” shall mean those Member(s) owning more than fifty percent (50%) of the Percentage Interests held by all Members of the Company; similarly, any reference in this LLC Agreement to any other specified percentage of the Members shall refer to those Member(s) holding, in the aggregate, the specified Percentage Interests and, for this purpose, the Percentage Interests of Assignees, transferees and other holders of Economic Interests who have not been admitted as Members pursuant to Section 13.2 or 13.3 hereof, as applicable, shall not be counted.
     Section 1.27 “Manager” shall mean the Board of Directors elected pursuant to Article 4 hereof.
     Section 1.28 “Marketable Security” shall mean any Security that is (a) listed on one or more national securities exchanges on such date, (b) designated as a National Market System Security under Rule 11Aa2-1 of the Exchange Act and traded on the NASDAQ on such date, or (c) with respect to which the last Abid@ and Aask@ prices on such date are reported by the NASDAQ or are reported in the Apink sheets@ published by the National Daily Quotation Service.
     Section 1.29 “Member” shall mean an Initial Member, Substitute Member or Additional Member of the Company.
     Section 1.30 “Member Minimum Gain” means an amount, with respect to each Member Nonrecourse Liability, equal to the Company Minimum Gain that would result if such Member Nonrecourse Liability were treated as a Company Nonrecourse Liability, determined in accordance with § 1.704-2(i)(3) of the Regulations.
     Section 1.31 “Member Nonrecourse Liability” shall have a meaning consistent with the definition of “partner nonrecourse liability” set forth in § 1.704-2(b)(4) of the Regulations.
     Section 1.32 “Membership Certificate” shall have the meaning set forth in Section 4.5 hereof.
     Section 1.33 “Net Income and Net Loss” shall mean for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for federal income tax purposes with the following adjustments: (a) all items of income, gain, loss, deduction or expense specially allocated pursuant to this LLC Agreement (including Section 9.2) shall not be taken into account in computing such taxable income or loss; (b) any income of the Company that is exempt from federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss; (c) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Book Value; (d) upon an adjustment to the Book Value of any asset pursuant to the definition of Book Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the Book Value of any asset differs from its adjusted tax basis for federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Book Value as the federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the

7

federal income tax depreciation, amortization or other cost recovery deduction is zero, the Board of Directors may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss); and (f) except for items in clause (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition, shall be treated as deductible items.
     Section 1.34 “Notice” shall mean written notice delivered to a Person pursuant to a provision of this LLC Agreement. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to the Board of Directors in care of the Company at the address of the Company’s Principal Place of Business. Notice to a Member shall be considered given when mailed by first class mail postage prepaid addressed to the Member at that Member’s address as reflected in Exhibit A to this LLC Agreement unless the Member has given the Company a Notice of a different address.
     Section 1.35 “Organization” shall mean any corporation, limited liability company, partnership, joint venture, trust, joint stock company, unincorporated organization or association, or other entity.
     Section 1.36 “Percentage Interest” shall mean, with respect to a Member, the ratio (expressed as a percentage) of the amount of such Member’s Capital Contributions divided by the aggregate amount of all Members’ Capital Contributions.
     Section 1.37 “Permitted Transfer” shall have the meaning set forth in Section 12.4 hereof.
     Section 1.38 “Permitted Transferee” shall have the meaning set forth in Section 12.4 hereof.
     Section 1.39 “Person” shall include an individual, estate or any Organization.
     Section 1.40 “Principal Place of Business” shall mean the principal office of the Company designated in Section 2.3 hereof, or any other place or places as the Board of Directors may from time to time deem advisable.
     Section 1.41 “Property” shall mean any property, whether real, personal or mixed, tangible or intangible, including Securities, money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.
     Section 1.42 “Regulations” shall mean the permanent, temporary, proposed, or proposed and temporary regulations issued by the United States Department of the Treasury that are promulgated under the Code.
     Section 1.43 “Secretary of State” shall mean the Secretary of State of Delaware.
     Section 1.44 “Securities” shall mean any (a) privately or publicly issued capital stock, bonds, notes, debentures, commercial paper, bank acceptances, trade acceptances, trust receipts and other obligations, chooses in action, partnership interests, instruments or evidences of indebtedness commonly referred to as securities, warrants, options, including puts and calls or any combination thereof and the writing of such options, and (b) claims or other causes of action, matured or unmatured, contingent or otherwise, of creditors and/or equity holders of any Person against such Person, including, without limitation, “claims” and “interests,” in each case as defined under Title 11 of the United States Code entitled “Bankruptcy,” as the same may be hereafter amended from time to time, and any successor statute or statutes thereto, and all rights and options relating to the foregoing.
     Section 1.45 “Securities Acts” shall have the meaning set forth in Section 16.2(a) hereof.
     Section 1.46 “Substitute Member” shall mean an Assignee who has been admitted as a Member of the Company in accordance with Section 13.2 hereof. Upon becoming a Member of the Company, such Assignee shall have all the rights of a Member as are described more fully in Section 13.2 hereof.
     Section 1.47 “Taxing Jurisdiction” shall mean the taxing jurisdiction of the federal government and of any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member’s share of the income or gain attributable to the Company.

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     Section 1.48 “Transfer” shall mean, as a noun, any voluntary or involuntary sale, assignment, exchange, mortgage, pledge, grant, hypothecation or other transfer (including by operation of law) of an Interest in the Company, and, as a verb, to voluntarily or involuntarily sell, assign, exchange, mortgage, pledge, grant, hypothecate or otherwise transfer (including by operation of law) an Interest in the Company.
ARTICLE 2
FORMATION OF THE COMPANY
     Section 2.1 Organization. On July 11, 2006, Sandra B. Cochran, acting as an authorized person in accordance with the Act, organized the Company pursuant to the provisions of the Act by executing and filing the Certificate with the Secretary of State.
     Section 2.2 Registered Agent and Office. The registered agent for service of process and the registered office shall be that Person and location reflected in the Certificate. The initial Registered Office is located at 201 South Court Street, Suite 610. Florence, AL 35630 and the initial Registered Agent at such address is Martin R. Abroms. The Board of Directors may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the location of the registered office shall change, the Board of Directors shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.
     Section 2.3 Principal Place of Business. The Principal Place of Business of the Company is located at 201 South Court Street, Suite 610, Florence, Alabama. The Company may locate its principal places of business at any other place or places as the Board of Directors may from time to time deem advisable.
     Section 2.4 Purpose; Powers. The Company is authorized to exercise any and all powers which may be legally exercised by limited liability companies under the Act or under the laws of any jurisdiction in which the Company may conduct its business, and to engage in any and all activities necessary, customary, convenient, or incident to such purpose.
ARTICLE 3
NAMES AND ADDRESSES OF MEMBERS
     The name, address, initial Capital Contribution and initial Percentage Interest of each Member shall be as listed on Exhibit A attached hereto. The Board of Directors shall update Exhibit A from time to time as necessary to accurately reflect the information therein and to reflect the admission of Additional Members or Substitute Members in accordance with this LLC Agreement; provided, however, the failure of the Board of Directors to cause Exhibit A to be updated shall not prevent the effectiveness of, or otherwise affect the underlying adjustments that would be reflected in, any such update. Any such update to Exhibit A shall not be deemed an amendment to this LLC Agreement for purposes of requiring Member approval. Any reference in this LLC Agreement to Exhibit A shall be deemed to be a reference to Exhibit A as may be in effect from time to time.
ARTICLE 4
MANAGEMENT
     Section 4.1 Management. The business and affairs of the Company shall be managed by a Board of Directors consisting of up to seven (7) directors. The Board of Directors, acting as a group, shall constitute the Board of Directors for all purposes under this Agreement. Except for situations in which the approval of a Member or Members is expressly required by this LLC Agreement or by the Act (where such requirement cannot be overridden by the agreement of Members), the Board of Directors by majority vote of the Directors shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company. Section 4.2 Election of Directors and Vote of Directors.

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     (a) The Directors shall be elected by the Members at the annual meeting thereof. The initial Directors, who shall hold office until their respective successors are elected and qualify, are: Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Sandra B. Cochran. At any time he continues to own a Membership Interest , Harold M. Anderson shall have the right to nominate and elect himself to the Board of Directors.
     (b) Each Director will have one vote, equally weighted with the vote of each other Director, with respect to any decisions made by the Board of Directors. Each Director shall hold office until his or her death, disability, resignation or removal.
     Section 4.3 Certain Powers of the Board of Directors. Without limiting the generality of Section 4.1, the Board of Directors shall have the power and authority, on behalf of the Company:
     (a) To acquire property from any Person, including acquisitions (whether by way of merger, the purchase of stock or other equity interests, the purchase of assets, a licensing arrangement or otherwise) of any business;
     (b) To borrow money on behalf of the Company from banks, other lending institutions, Members or Affiliates of the Members on such terms as the Board of Directors deems appropriate and, in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;
     (c) To purchase liability and other insurance to protect the Company’s properties and business and to purchase liability insurance to indemnify or otherwise protect the Company’s Members, Directors, officers and employees;
     (d) To hold and own any Company real and/or personal properties in the name of the Company or a qualified custodian;
     (e) To open bank accounts and designate a Company officer or officers to be the signatory or signatories on such accounts;
     (f) To invest Company funds temporarily (including, by way of example, without limitation, in time deposits, short-term governmental obligations, commercial paper or other investments);
     (g) To sell or otherwise dispose of any assets of the Company;
     (h) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages, or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company’s property in the ordinary course of business, assignments, bills of sale, leases, license agreements, partnership agreements, operating agreements of other limited liability companies, and any other instruments or documents which, in the opinion of the Board of Directors, are necessary or desirable to promote the ongoing business and ongoing operations of the Company;
     (i) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company as may be considered necessary and in the best interests of the Company and to compensate them from Company funds;
     (j) To enter into employment contracts and agreements, to hire or terminate the officers and other employees of the Company and, subject to any employment agreements in effect between the Company and any officers or employees, to establish and change the compensation levels of such officers and other employees;
     (k) To enter into any and all other agreements on behalf of the Company with any other Person, including any Member, for any purpose, in such forms as the Board of Directors may approve, and to amend the terms of such agreements from time to time as deemed appropriate by the Board of Directors; and

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     (l) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company Business.
Any action taken by the Board of Directors shall require the affirmative vote or consent of a majority of Board of Directors. Except as provided in this Section 4.3 or as may be authorized by the Board of Directors, no Member, Director, officer, employee, attorney-in-fact or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.
     Section 4.4 Resignation. Any Director may resign at any time by giving written notice to the Company. The resignation of any Director shall take effect upon receipt of such notice or at such later time as shall be specified in the notice. Unless otherwise specified in such notice, acceptance of the resignation of a Director by the Company, the Members or the remaining Directors shall not be necessary to make it effective.
     Section 4.5 Removal. Any Director may be removed at any time, with or without cause, by the Majority vote of the Members.
     Section 4.6 Meetings of Board of Directors.
     (a) The Board of Directors may hold any of its meetings at such place or places within or outside the State of Delaware as the Board of Directors may from time to time by resolution designate. Directors may participate in any regular or special meeting of the Board of Directors by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.
     (b) Regular meetings of the Board of Directors may be held at such times as the Board of Directors shall from time to time by resolution determine, but in any event no less often than once per Fiscal Year. Notice of the time and place of any regular meeting shall be sent by facsimile and email to each Director (and such Director’s designated substitute), addressed to him at his usual place of business, at least ten (10) days before the day on which the meeting is to be held. Special meetings of the Board of Directors shall be held whenever called by any Director. Notice of the time and place of any special meeting shall be sent by facsimile and email to each Director (and such Director’s designated substitute), addressed to him at his residence or usual place of business, at least two (2) business days before the day on which the meeting is to be held. The purpose of and agenda items for any regular or special meeting shall be required to be included in any notice of a regular or special meeting on the same basis as is required with respect to notices of meetings of stockholders of a Delaware corporation under Section 222 of the Delaware General Corporation Law. Notice of any meeting of the Board of Directors shall not be required to be given to any Director who is present at such meeting, except for a Director who shall attend such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business because the meeting is not lawfully called or convened.
     (c) For all regular and special meetings of the Board of Directors, full and accurate minutes shall be prepared and circulated by facsimile and email to each Director (and such Director’s designated substitute) promptly following each such meeting, with a copy thereof kept at the records office of the Company.
     Section 4.7 Quorum. Except as otherwise provided in this Operating Agreement, the presence of a majority of the Directors shall constitute a quorum for the transaction of business at any regular or special meeting of the Board of Directors for which notice has been duly given in the manner provided in Section 4.6(b) above. In the event that such a quorum is not present at the time that a regular or special meeting was to have been held in accordance with such a Section 4.6(b) notice, the meeting in question shall be adjourned for two (2) days, with further notice of such adjourned meeting to be sent by facsimile and email to each Director.
     Section 4.8 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors (or of any committee thereof) may be taken without a meeting by written consent signed by all of the Directors.
     Section 4.9 Officers.
     (a) The Board of Directors shall elect officers of the Company at its annual meeting. The Company shall have a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer, and such

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other officers as may be designated by the Board of Directors. Officers shall have such powers and duties as may be specified by, or in accordance with, resolutions adopted by the Board of Directors.
     (b) Subject to the Board of Directors’ right to terminate any officer or employee of the Company, or to change the job description of any such officer or employee, the Chief Executive Officer of the Company shall have the primary responsibility for the strategic direction and management of the Company, all in accordance with the annual plan for each Fiscal Year and subject to oversight and control of the Board of Directors and in accordance with the employment contract between the Company and the Chief Executive Officer.
     (c) Subject to the Board of Directors’ right to terminate any officer or employee of the Company, or to change the job description of any such officer or employee, the President of the Company shall have operating responsibility for such aspects of the Company’s business as the Board of Directors and the Chief Executive Officer shall direct, all in accordance with the annual plan for each Fiscal Year.
     (d) Subject to the Board of Directors’ right to terminate any officer or employee of the Company, or to change the job description of any such officer or employee, each Vice President of the Company shall have such duties and responsibilities as may from time to time be assigned by the Board of Directors, the Chief Executive Officer or the President.
     (e) Subject to the Board of Directors’ right to terminate any officer or employee of the Company, or to change the job description of any such officer or employee, the Secretary of the Company shall be the custodian of the books and records of the Company, shall maintain records of the owners of the outstanding Membership Interests, shall give notice of all meetings of the Members and the Board of Directors in the manner provided herein, shall take and maintain records of all meetings of members and the Board of Directors and any committee thereof in books maintained for such purpose, shall attest the signature of any officer as may be required and shall prepare, execute and deliver such certificates or other instruments as may be necessary or desirable.
     (e) Subject to the Board of Directors’ right to terminate any officer or employee of the Company, or to change the job description of any such officer or employee, the Treasurer of the Company shall have the primary responsibility for the financial affairs of the Company and the books and records related thereto.
     Section 4.10 Compensation. The compensation of the officers and employees shall be paid directly by the Company and not by any Member. Except as the same may otherwise be set pursuant to any employment or other agreement between the Company and any officer, the compensation of the officers of the Company shall be fixed from time to time by the Board of Directors and the compensation (including benefits) of all other employees of the Company shall be fixed from time to time by the Chief Executive Officer.
     Section 4.11 No Participation by Members. Except as expressly set forth in this LLC Agreement or as expressly required by the Delaware Act (where such requirement cannot be superseded by the agreement of Members), the Members shall not have any vote or take any part in the control or management of the business of the Company, nor have any authority or power to act for or on behalf of the Company in any manner whatsoever. No Member that is not otherwise authorized by the Board of Directors as an agent shall take any action to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member. Each Member shall be reimbursed by the Company for all reasonable, out-of-pocket costs and expenses incurred by it in connection with the authorized carrying out of the Company’s Business.
     Section 4.12 Records, Audits and Reports. At the expense of the Company, proper and complete records and books of account shall be kept or shall be caused to be kept by the Board of Directors (or a designee thereof) in which shall be entered fully and accurately all transactions and other matters relating to the Company’s business in the detail and completeness customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive offices of the Company and shall be open to the inspection and examination of the Members or their duly authorized agents during business hours. At a minimum, the Company shall keep at its principal place of business (and, with respect to the items described in paragraphs (c), (g), and (h), shall mail to each Member as soon as practicable after such items have been prepared) the following records and reports:

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     (a) A current list of the full name and last known business, residence or mailing address of each Member and Director;
     (b) A copy of the Certificate of Formation and all amendments thereto;
     (c) Copies of the Company’s federal, state and local income tax returns and reports, if any, for the four most recent years;
     (d) A copy of this LLC Agreement, as amended to date, any correspondence relating to any Member’s obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three most recent years;
     (e) Minutes of every meeting of the Board of Directors and any written consents obtained from Directors with respect to actions taken or approval by Directors;
     (f) Any written consents obtained from Members with respect to any actions taken or approved by Members;
     (g) A balance sheet, income statement, statement of cash flows and statement of Member Capital Accounts as of the end of each Fiscal Year, or for the period then ended, as applicable; and
     (h) A balance sheet, income statement, statement of cash flows and statement of Member Capital Accounts as of the end of each calendar month and Fiscal Quarter, or the period then ended, as applicable.
The Board of Directors shall maintain and preserve, for a period of five (5) years or, if longer, for such number of years as is consistent with the retention policy of the Company, all accounts, books and other relevant Company documents.
     Section 4.13 Directors and Officers Have No Exclusive Duty to Company. Except as otherwise provided in this LLC Agreement or other written agreement between the Company and a Director or officer, neither any Director nor any officer of the Company shall be required to manage the Company as the Director’s or such officer’s sole and exclusive function, and the Director or such officer may have other business interests and may engage in other activities in addition to those relating to the Company, including those that are competitive with the Company. No Director or officer of the Company shall incur any liability to the Company or to any of the Members solely as a result of such Director’s or such officer’s activities relating to any other business or venture. Neither the Company nor the Members shall have any right, by virtue of this LLC Agreement or the relationship created hereby to participate in other business ventures in which a Director or an officer participates, or share in the profits or losses therefrom. No Director or any officer shall be obligated to offer any interest in any business activity to the Company or to another Member.
     Section 4.14 Property. Any and all Company Property shall be owned by the Company as an entity, in the name of the Company, and, insofar as permitted by applicable law, no Member shall have any ownership interest in any Company Property in its individual name or right, and each Member’s interest in the Company shall be personal property for all purposes. The foregoing provisions shall govern over any contrary or inconsistent provision herein, in the Certificate or any other document or instrument governing the affairs of the Company.
     Section 4.15 Access to Records. The records required to be maintained in this Article 4, and any other books and records of the Company, wherever situated, are subject to inspection and copying at the reasonable request of, and at the expense of, any Member or the Member’s agent or attorney during regular business hours of the Company for any proper purpose. Prior to any inspection of such books and records, the Board of Directors may require the Member and the Member’s agents and attorneys to execute a confidentiality and non-disclosure agreement containing commercially reasonable terms and conditions with regard to the information to be inspected, reviewed or copied, as described above.

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ARTICLE 5
RIGHTS AND OBLIGATIONS OF THE MEMBERS
     Section 5.1 Member Management Rights. Except as otherwise provided in this LLC Agreement or by nonwaivable provisions of the Act, all decisions concerning the business, affairs and Properties of the Company shall be made by the Board of Directors in accordance with this LLC Agreement, and no Member shall have any right to participate in the management of the business, affairs or Properties of the Company. No Member has a voting right except with respect to the matters expressly reserved for a vote of the Members in this LLC Agreement or by nonwaivable provisions of the Act.
     Section 5.2 Member Approval. The vote, approval or consent of a Majority of the Members of the Company shall be required to take any of the following actions:
          (a) to dispose of all or substantially all of the Company Property, except for the sale of marketable securities for reinvestment of the proceeds in marketable securities;
          (b) to merge or consolidate the Company with or into one or more limited liability companies or other Organizations;
          (c) to authorize the conversion of the Company to corporate form in accordance with Section 14.2 hereof; and
          (d) to authorize the dissolution of the Company in accordance with Section 14.1 hereof.
     Section 5.3 Company Property; No Compensation. A Member shall have no interest in specific Company Property, unless otherwise agreed by all of the Members. Except as provided otherwise in this LLC Agreement, no Member, solely by reason of being a Member of the Company, shall be entitled to any salary, draw, or other compensation from the Company. The Company can engage an outside third-party for administrative and investment advisory services. See Exhibit B.
     Section 5.4 Liability of Members to Third Parties. Unless otherwise provided by the Act, no Member shall be liable under any judgment, decree, or order of a court, or in any other manner, for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any Member, the Board of Directors, or any agent or employee of the Company.
     Section 5.5 Transactions with the Company; Compensation. A Member or any Person affiliated or associated with such Member may act as surety, guarantor, endorser, or provider of collateral for, and transact any kind of business with, the Company on such terms as agreed between such Member or Person and the Company. Nothing in this LLC Agreement shall be construed to preclude a Member, or any Person affiliated or associated with such Member, from serving the Company in any other capacity as a Director, officer, employee, agent, contractor, or otherwise and receiving compensation and expense reimbursement therefore.
     Section 5.6 Conflicts of Interest. Neither any Director nor any Member shall be deemed to have violated a duty or obligation to the Company merely because the Director’s or such Member’s conduct furthers the Director’s or such Member’s own interest. Any Member or Director may lend money to and transact other business with the Company, provided that the Company and such Member or Director conduct such transaction at arms-length. The rights and obligations of the Member or Director, as the case may be, who lends money to or transacts business with the Company are the same as those of a person who is not a Member or Director, subject to the Act or other applicable law. No transaction with the Company shall be voidable solely because a Member or a Director, or an Affiliate thereof, has a direct or indirect interest in the transaction if either (i) the transaction is fair to the Company, or (ii) a Majority of the disinterested Members authorize, approve or ratify the transaction.
     Section 5.7 Preemptive Rights. No Member of the Company shall possess any preemptive or preferential right to purchase or subscribe to the issuance of additional Interests in order to maintain such Member’s Percentage Interest following the issuance of such additional Interests.
     Section 5.8 No Fiduciary Duties. Except as expressly set forth in this LLC Agreement, no Member

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shall owe, in such Member’s capacity as a Member, any fiduciary or other similar duties to the Company or the other Members.
     Section 5.9 Effect of Withdrawal, Death, Disability, Bankruptcy and Other Events. The withdrawal, death, disability, incapacity, incompetency, bankruptcy, insolvency, or dissolution of a Member shall not dissolve, or result in a dissolution of, the Company. The legal representatives or successors, if any, of such a Member shall succeed as an Assignee to the Member’s Economic Interest in the Company, but shall not be admitted as a Substitute Member without the consent of the Board of Directors.
ARTICLE 6
MEETINGS OF MEMBERS
     Section 6.1 Meetings. The Members shall have an annual meeting at such time as the Board of Directors shall determine. At the annual meeting of the Members, the Members shall elect by Majority vote the Directors to serve for the following year and shall conduct such other business as the Members may determine. Special meetings of the Members for any purpose may be called at any time by the Board of Directors or by any Member or group of Members holding at least twenty percent (20%) of the Percentage Interests of the Company (for this purpose, the Percentage Interests of Assignees, transferees and other holders of Economic Interests who have not been admitted as Members pursuant to Section 13.2 or 13.3 hereof, as applicable, shall not be counted). Meetings shall be held at such place or places as shall be stated in the Notice of such meeting. At a meeting no business shall be transacted and no action shall be taken other than the purpose or purposes stated in the written Notice of meeting and matters germane to such purposes.
     Section 6.2 Notice of Meetings. Written Notice of every meeting of Members shall be given to each Member of record entitled to vote at the meeting at least five (5) days prior to the day named for the meeting. Notice of a meeting need not be given to any Member who signs a waiver of such Notice, whether before or after the meeting, or who attends the meeting without protesting the lack of Notice of such meeting prior to the conclusion of the meeting.
     Section 6.3 Manner of Acting. The affirmative vote or action of a Majority of the Members shall be the vote or action of the Members, unless the vote or action of Members holding greater or lesser Percentage Interests or a greater or lesser number of Members is otherwise required by the Act, by the Certificate or by this LLC Agreement. Unless otherwise expressly provided in this LLC Agreement or required under applicable law, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote may vote upon any such matter and their vote shall be counted in the determination of whether the requisite matter was approved by the Members. Any Member may participate in any meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and participation in a meeting pursuant to this Section 6.3 shall constitute presence in person at such meeting.
     Section 6.4 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting and without Notice if the action is evidenced by one or more written consents describing the action taken, signed by those Members or that Member having the requisite Percentage Interests required to take such action at a meeting of the Members and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 6.4 is effective when the Members holding the necessary Percentage Interests to take or approve a specific action have signed the consent, unless the consent specifies a different effective date. If an action by Members is taken without a meeting under this Section 6.4, notice to the Members shall be considered waived, provided however, that if action is taken hereunder by less than all of the Members, Notice of such action shall be provided to the nonparticipating Members. Failure to provide the Notice described in the preceding sentence shall not invalidate or otherwise affect the validity of any action properly taken by the Members holding the requisite Percentage Interests.
     Section 6.5 Waiver of Notice. When any Notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such Notice, whether before, at, or after the date on which such Notice was otherwise required to be given, shall be equivalent to the giving of such Notice.

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ARTICLE 7
INDEMNIFICATION
     Section 7.1 Indemnification of the Members, the Directors and the Officers. The Company shall indemnify any Member, Director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the Company), by reason of the fact that such Person is or was a Member, Director or an officer of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, partner, employee or agent of another Organization, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Person in connection with such claim, action, suit or proceeding if such Person acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding had no reasonable cause to believe such Person’s conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Person’s conduct was unlawful.
     Section 7.2 Indemnification in Actions by or in Right of the Company. The Company shall indemnify any Member, Director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Member, Director or an officer of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, partner, employee or agent of another Organization against expenses (including attorneys’ fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit if such Person acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such Person’s duty to the Company unless and only to the extent that the court in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
     Section 7.3 Indemnification When Successful on Merits or Otherwise. To the extent that a Member, Director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 7.1 or Section 7.2 hereof, or in defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Person in connection therewith, notwithstanding that such Person has not been successful on any other claim, issue or matter in any such action, suit or proceeding.
     Section 7.4 Determination of Meeting Applicable Standard. Any indemnification under Section 7.1 or Section 7.2 hereof (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Member, Manager or officer is proper in the circumstances because such Person has met the applicable standards of conduct set forth in Section 7.1 or Section 7.2 hereof. Such determination shall be made by the Board of Directors.
     Section 7.5 Payment of Expenses in Advance of Disposition of Action. Expenses (including attorneys’ fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the Company in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in Section 7.4 hereof upon receipt of an undertaking by or on behalf of the Member, Director or officer to repay such amount if and to the extent that it shall be ultimately determined that such Person is not entitled to be indemnified by the Company as authorized in this Article 7.
     Section 7.6 Non-Exclusivity of Article. The indemnification authorized in and provided by this Article 7 shall not be deemed exclusive of and shall be in addition to any other right to which those indemnified may be entitled under any statute, rule of law, provision of the Certificate, this LLC Agreement, other agreement, vote or action of Members or by the Board of Directors, or otherwise, and shall continue as to a Person who has ceased to

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be a Member, Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a Person.
     Section 7.7 Insurance. The Company may purchase and maintain insurance on behalf of any Person who is or was a Member, Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, partner, employee or agent of another Organization, against any liability asserted against such Person incurred by such Person in such capacity, whether or not the Company is required or permitted to indemnify such Person against such liability under the provisions of this Article 7 or any statute.
ARTICLE 8
CONTRIBUTIONS
     Section 8.1 Initial Capital Contributions. The initial Capital Contribution of (and initial Percentage Interest of) each Member is set forth on Exhibit A hereto based on the number of shares of common stock of Books-A-Million, Inc., a Delaware corporation, contributed to the Company as reflected on Exhibit A. The initial Capital Contributionand Capital Account balance of each Member shall be equal to the Fair Market Value of the contributed shares on the date the last contribution is received from a Member.
     Section 8.2 Additional Capital Contributions. No Member shall be required to make any Additional Capital Contributions to the Company.
ARTICLE 9
CAPITAL ACCOUNTS; ALLOCATIONS.
     Section 9.1 Capital Accounts.
     A Capital Account shall be established and maintained for each Member to which shall be credited the Capital Contributions made by such Member and such Member’s allocable share of Net Income (and items thereof), and from which shall be deducted distributions to such Member of cash or other Property and such Member’s allocable share of Net Loss (and items thereof). To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with Regulations Section 1.704-1(b)(2)(iv).
     Section 9.2 Allocations to Capital Accounts.
          (a) General Rule. Except as provided in Section 9.2(b) or elsewhere in this LLC Agreement, Net Income (and items thereof) and Net Loss (and items thereof) for any Fiscal Year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount equal to the distributions that would be made to such Member during such Fiscal Year pursuant to Section 10.2, if: (i) the Company were dissolved and terminated; (ii) its affairs were wound up and each Company asset was sold for cash equal to its Book Value; (iii) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability); and (iv) the net assets of the Company were distributed in accordance with Section 10.2 to the Members immediately after giving effect to such allocation. The Board of Directors may, in its sole and absolute discretion, make such other assumptions (whether or not consistent with the above assumptions) as it deems necessary or appropriate in order to effectuate the intended economic arrangement of the Members.
          (b) Allocations Relating to Last Fiscal Year. Except as otherwise provided elsewhere in this LLC Agreement, if upon the dissolution and termination of the Company pursuant to Article 14 and after all other allocations provided for in Section 9.2 have been tentatively made as if this Section 9.2(b) were not in this LLC Agreement, a distribution to the Members under Article 14 would be different from a distribution to the Members under Section 10.2, then Net Income (and items thereof) and Net Loss (and items thereof) for the Fiscal Year in which the Company dissolves and terminates pursuant to Article 14 shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as

17

nearly as possible, equal (proportionately) to the amount of the distributions that would be made to such Member during such last Fiscal Year pursuant to Section 10.2. The Board of Directors may, in its sole and absolute discretion, apply the principles of this Section 9.2(b) to any Fiscal Year preceding the Fiscal Year in which the Company dissolves and terminates (including through application of Section 761(e) of the Code) if delaying application of the principles of this Section 9.2(b) would likely result in distributions under Article 14 that are materially different from distributions under Section 10.2 in the Fiscal Year in which the Company dissolves and terminates.
          (c) Allocations in Special Circumstances. The following special allocations shall be made in the following order:
     (i) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 9, if there is a net decrease in Company Minimum Gain during any Fiscal Year, the Members shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the portion of such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Sections 1.704-2(f) and (g). This Section 9.2(c)(i) is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith.
     (ii) Member Minimum Gain Chargeback. Except as otherwise provided in § 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article 9, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Liability during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Liability, determined in accordance with § 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Year) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Liability, determined in accordance with Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §§ 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 9.2(c)(ii) is intended to comply with the minimum gain chargeback requirement in § 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.
     (iii) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704 1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit, if any, in such Member’s Capital Account (as determined under Regulations Section 1.704-1) as quickly as possible, provided that an allocation pursuant to this Section 9.2(c)(iii) shall be made only if and to the extent that such Member would have such Capital Account deficit after all other allocations provided for in Section 9.2 have been tentatively made as if this Section 9.2(c)(iii) were not in this LLC Agreement. This Section 9.2(c)(iii) is intended to comply with the qualified income offset provisions in Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.
     (iv) Gross Income Allocation. In the event any Member has a deficit balance in such Member’s Capital Account (as determined after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to Regulations Section 1.704-2), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such deficit (as so determined) of such Member’s Capital Account as quickly as possible; provided that an allocation pursuant to this Section 9.2(c)(iv) shall be made only if and to the extent that such Member would have such Capital Account deficit (as so determined) after all other allocations provided for in Section 9.2 (other than Section 9.2(c)(iii)) have been tentatively made as if this Section 9.2(c)(iv) were not in this LLC Agreement.
     (v) Loss Allocation Limitation. No allocation of Net Loss (or items thereof) shall be made to any Member to the extent that such allocation would create or increase a deficit in such Member’s Capital Account (as determined after debiting such Capital Account for the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4),(5) and (6) and crediting such Capital Account for any amounts that such

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Member is obligated to restore or is deemed obligated to restore pursuant to Regulations Section 1.704-2).
          (d) Allocation Periods. In each Fiscal Year, Net Income (and items thereof) and Net Loss (and items thereof) shall be allocated:
     (i) at the time of any distribution pursuant to Section 10.2 or Section 10.4, for the period commencing on the later of (x) the first day of such Fiscal Year and (y) the date of the most recent prior distribution in such Fiscal Year, and ending on the date immediately preceding such distribution; and
     (ii) as of the last day of each Fiscal Year, for the period commencing on the later of (x) the first day of such Fiscal Year and (y) the date of the most recent prior distribution in such Fiscal Year, and ending on such last day.
          (e) Transfer of or Change in Interests. The Board of Directors is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Company income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest and a redeemed Interest. A transferee of an Interest in the Company shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred Interest.
          (f) Syndication and Organization Expenses. Syndication and organization expenses (as defined in Section 709(a) of the Code) for any Fiscal Year shall be allocated to the Capital Accounts of the Members so that, as nearly as possible, the cumulative amount of such expenses allocated with respect to such Members corresponds to the amount paid by such Member.
     Section 9.3 Tax Allocations.
          (a) General Rules. Except as otherwise provided in Section 9.3(b), for each Fiscal Year, items of Company income, gain, loss, deduction and expense shall be allocated, for federal, state and local income tax purposes, among the Members in the same manner as the Net Income (and items thereof) or Net Loss (and items thereof) of which such items are components were allocated pursuant to Section 9.2.
          (b) Section 704(c) of the Code. Income, gains, losses and deductions with respect to any Property (other than cash) contributed or deemed contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its Fair Market Value at the time of the contribution or deemed contribution in accordance with Section 704(c) of the Code and the Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in the sole and absolute discretion of the Board of Directors. If there is a revaluation of Company property pursuant to the definition of Book Value, subsequent allocations of income, gains, losses or deductions with respect to such property shall be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property to the Company for federal income tax purposes and its Fair Market Value in accordance with Section 704(c) of the Code and the Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in the sole and absolute discretion of the Board of Directors.
          (c) Capital Accounts Not Affected. Allocations pursuant to this Section 9.3 are solely for federal, state and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or allocable share of Net Income (or items thereof) or Net Loss (or items thereof).
          (d) Tax Allocations Binding. The Members acknowledge that they are aware of the tax consequences of the allocations made by this Section 9.3 and hereby agree to be bound by the provisions of this Section 9.3 in reporting their respective shares of items of Company income, gain, loss, deduction and expense.
     Section 9.4 Determinations by Board of Directors. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense for all purposes of this LLC Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this LLC Agreement shall be determined by the Board of Directors in its sole and absolute discretion. Such determinations shall be final and conclusive as to all the Members. Without in any way limiting the scope of the

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foregoing, if and to the extent that, for income tax purposes, any item of income, gain, loss, deduction or expense of any Member or the Company is constructively attributed to, respectively, the Company or any Member, or any contribution to or distribution by the Company or any payment by any Member or the Company is recharacterized, the Board of Directors may, in its sole and absolute discretion and without limitation, specially allocate items of Company income, gain, loss, deduction and expense and/or make correlative adjustments to the Capital Accounts of the Members in a manner so that the net amount of income, gain, loss, deduction and expense realized by each relevant party (after taking into account such special allocations) and the net Capital Account balances of the Members (after taking into account such special allocations and adjustments) shall, as nearly as possible, be equal, respectively, to the amount of income, gain, loss, deduction and expense that would have been realized by each relevant party and the Capital Account balances of the Members that would have existed if such attribution and/or recharacterization and the application of this sentence of this Section 9.4 had not occurred. Notwithstanding anything expressed or implied to the contrary in this LLC Agreement, in the event the Board of Directors shall determine, in its sole and absolute discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Board of Directors may make such modification.
ARTICLE 10
DISTRIBUTIONS
     Section 10.1 No Right to Withdraw. No Member shall have the right to withdraw capital or demand or receive distributions or other returns of any amount in its Capital Account, except as expressly provided in this Article 10.
     Section 10.2 Ordinary Distributions.
          (a) Timing. Subject to the provisions of Section 10.4, after provision for sufficient working capital consistent with good fiscal operating policy and management and such other needs as the Board of Directors, in its reasonable discretion, shall deem necessary, the Board of Directors shall cause Distributable Cash received in connection with:
     (i) dividends paid on the BAMM Stock to be distributed hereunder promptly following the Company’s receipt thereof; and
     (ii) income from any other sources to be distributed hereunder on an annual basis, or more often in the sole discretion of the Board of Directors.
          (b) Tax Distributions. The Company shall make distributions to the Members in amounts intended to enable the Members (or any Person whose tax liability is determined by reference to the income of a Member) to discharge their United States federal state and local income tax liabilities arising from the allocations made pursuant to Section 9.2. The amount distributable pursuant to this Section 10.2(b) shall be determined by the Board of Directors in its reasonable discretion, based on the Assumed Income Tax Rate and the amounts allocated to the Members, and otherwise based on such reasonable assumptions as the Board of Directors determines in good faith to be appropriate.
     Section 10.3 Distributions in Kind.
          (a) General Rule. Subject to the provisions of Section 10.4, if at any time the Board of Directors, in its sole discretion, decides to make a distribution of Property other than cash, such Property shall be deemed to be sold for its Fair Market Value (net of any liabilities secured by such distributed Property that the recipient Members are considered to assume or take subject to under Section 752 of the Code), and any gain or loss associated with such deemed sale shall be included in determining Net Income or Net Loss for purposes of the allocations specified in Section 9.2. Any such distributions shall be made after giving effect to the allocations required by Section 9.2, adjustments to Capital Accounts in respect of distributions of such Property shall reflect such Fair Market Value and all such distributions shall be made in the same respective proportions as distributions would at the time be made pursuant to Section 10.2 or 12.2, as the case may be.
          (b) Legends on Certificates. The Board of Directors may cause certificates evidencing any

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Securities to be distributed to be imprinted with legends as to such restrictions on transfer that it may deem necessary or appropriate, including legends as to applicable federal or state securities laws or other legal or contractual restrictions, and may require any Member to which Securities are to be distributed to agree in writing (i) that such Securities will not be transferred except in compliance with such restrictions and (ii) to such other matters as the Board of Directors may deem necessary or appropriate.
          (c) Allocations as Between Cash and Non-Cash. Except as provided in this Section 10.3, distributions consisting of both cash and other Property (including Marketable Securities) shall be made, to the extent practicable, in equal proportions of cash and such other Property as to each Member receiving such distributions.
          (d) Violation of Law. If a Member shall, upon the advice of counsel, determine that there is a reasonable likelihood that any distribution in kind of an asset would cause such Member to be in violation of any law, regulation or order, such Member and the Board of Directors shall each use its reasonable best efforts to make alternative arrangements for the sale or transfer into an escrow account of any such distribution on mutually agreeable terms.
     Section 10.4 Withdrawal Distributions.  Beginning January 1, 2014, a Member may request a distribution of up to Twenty Percent (20%) of his Capital Account per year (or after four (4) such annual distributions, the balance of his Capital Account) by giving notice of such request to the Board of Directors not later than October 1 of the prior year. Upon receipt of such request, the Board of Directors shall take such actions, including the liquidation of Company investments or the borrowing of sufficient funds to make such distribution in cash, on or before March 31 of the year for which such request is made; provided however, the Board of Directors may make such distribution in kind. In addition, upon a Member’s death or disability (disability shall be conclusively presumed if the Member’s interest in other affiliated entities has been redeemed), the disabled Member or the representative of the deceased Member’s estate may request a distribution of the Member’s entire Capital Account by giving notice of such request to the Board of Directors. Upon receipt of such request, the Board of Directors shall take such actions, including the liquidation of some or all of the Company’s investments or the borrowing of sufficient funds to make such distribution in cash or in kind within 6 months of receipt of such notice. For purposes of effecting a Distribution in accordance with this Section 10.4, the Book Value of each asset of the Company shall adjusted to reflect its Fair Market Value, and the distribution to the Member shall be equal to the value of his Capital Account as determined based upon the Fair Market Value of the Company’s assets.
     Section 10.5 Restrictions on Distributions. The foregoing provisions of this Article 10 to the contrary notwithstanding, except Section 10.4 which shall supercede this Section 10.5 in all events unless the Member receiving such distribution otherwise agrees, no distribution shall be made:
          (a) if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company;
          (b) to the extent that the Board of Directors, in its sole discretion, determines that any amount otherwise distributable should be retained by the Company to pay, or to establish a reserve for the payment of, any liability or obligation of the Company, whether liquidated, fixed, contingent or otherwise; or
          (c) to the extent that the Board of Directors, in its sole discretion, determines that the cash available to the Company is insufficient to permit such distribution.
     Section 10.6 Final Distribution. The final distributions following dissolution of the Company shall be made in accordance with the provisions of Article 14.
ARTICLE 11
CERTAIN TAX MATTERS
     Section 11.1 Elections. The Board of Directors may make any tax elections for the Company allowed under the Code or the tax laws of any Taxing Jurisdiction.

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     Section 11.2 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction so require, each Member requested to do so by the Board of Directors will submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member’s income, and interest and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax penalties and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a Distribution for purposes of Article 8 hereof. The Board of Directors may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on such income to the Taxing Jurisdiction, in which case the Company shall inform the Members of the amount of such tax interest and penalties so paid.
     Section 11.3 Tax Matters Partner. The Chief Executive Officer shall serve as the tax matters partner of the Company. The “tax matters partner” shall take such action as may be necessary to cause each Member (other than a Member who acts as the tax matters partner) to become a notice partner within the meaning of § 6223 of the Code. No Member who is designated tax matters partner may take any action contemplated by §§ 6222 through 6232 of the Code without the consent of a Majority of the Members. The tax matters partner shall be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by the tax matters partner in complying with and carrying out its responsibilities as tax matters partner, including the costs of bringing any petition and proceedings in the United States Tax Court or other courts having jurisdiction over Company tax matters.
     Section 11.4 Method of Accounting. The records of the Company shall be maintained on the method of accounting chosen by the Board of Directors.
     Section 11.5 Withholding Taxes. The Company shall withhold and pay over all amounts required to be withheld pursuant to the Code (including Code Sections 1442, 1445 and 1446) or pursuant to any provision of any state or local tax law with respect to (i) any payment or distribution to the Company, (ii) any payment or distribution to any Member, or (iii) any allocation of income to any Member. Amounts withheld under this Section 10.5 shall be treated as provided in Section 8.10 hereof. A Member for whom tax has been withheld by the Company shall have the option of contributing an amount of cash to the Company equal to the amount of tax withheld.
ARTICLE 12
DISPOSITION OF INTERESTS
     Section 12.1 Transfer Restrictions. No Member shall Transfer all or any portion of such Member’s Interest in the Company except in strict compliance with the terms and conditions of Section 12.2 or Section 12.4 hereof, as applicable.
     Section 12.2 Consent. No Member will Transfer all or any portion of such Member’s Interest in the Company, unless:
          (a) prior to the Transfer, the Company receives, unless waived by the Board of Directors in writing, an opinion of counsel satisfactory to the Board of Directors that such Transfer is not subject to registration under, or is exempt from the registration requirements of, all applicable state, federal and other securities laws;
          (b) prior to the Transfer, the Company receives from the transferee such information, and the transferee executes such agreements, as the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any Taxing Jurisdiction;
          (c) contemporaneously with the Transfer, the transferee shall execute this LLC Agreement and any other instruments as the Board of Directors may deem necessary or desirable, in form and substance satisfactory to the Board of Directors, and the transferee shall pay all reasonable expenses, including attorneys’ fees, incurred by the Company in connection with such Transfer; and

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          (d) the transferor shall first obtain the written consent to such Transfer by the Board of Directors.
     Section 12.3 Assignees. All restrictions, including the restrictions contained in this Article 12, on Transfers of Interests shall also apply to any Assignees of Interests. An Assignee of an Interest under this Article 12 shall have only those rights of an Assignee as described more fully in Section 13.1 hereof and shall have no right to become a Member of the Company unless such Assignee is admitted as a Substitute Member or Additional Member in accordance with Section 13.2 or Section 13.3 hereof, as applicable.
     Section 12.4 Certain Permitted Transfers. Notwithstanding Section 12.2 hereof, each Member shall be entitled to Transfer all or any portion of their Interest to such Member’s Affiliates, if such Member is an Organization, or to such Member’s spouse or lineal descendants or to trusts for the benefit of such spouse or lineal descendants, if such Member is an individual, or to another Member of the Company (each, a “Permitted Transfer”); provided, however, that such transferee(s) (“Permitted Transferee(s)”) shall become parties to, and shall be subject to the terms and conditions of, this LLC Agreement; provided, further, that if any such Transfer shall result in a termination of the Company within the meaning of § 708 of the Code, the transferring Member shall indemnify the Company and the other Members for any material adverse consequences of such termination. Any Permitted Transferee shall automatically and without further action of the Board of Directors or Members become an Additional Member or Substitute Member, as applicable.
ARTICLE 13
ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS
     Section 13.1 Rights of Assignees. Notwithstanding anything to the contrary contained in this LLC Agreement, the only rights, if any, which an Assignee of a Member shall have are those rights associated with the Economic Interest received and such Assignee shall not receive any right to participate in the management of the business and affairs of the Company or to become a Member and such Assignee shall not receive the right to vote upon any matters required to be voted upon by the Members under the Act or this LLC Agreement; provided, however, that in the event an Assignee is an existing Member of the Company, such Assignee shall receive all rights to participate in the management of the business and affairs of the Company, if any, and all rights to vote upon matters required to be voted upon by Members under the Act or this LLC Agreement, if any, incident to the transferred Interest. An Assignee is only entitled to receive the Distributions, and to be allocated the Net Income, Net Loss, gain, loss, expense and deduction attributable to a transferred Interest.
     Section 13.2 Admission of Substitute Members. An Assignee of an Interest shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Interest only with the approval of the Board of Directors. The Board of Directors may grant or withhold the approval of such admission in its sole discretion. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Interest. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Interest from any liability to the Company that may have existed prior to the approval.
     Section 13.3 Admission of Additional Members. From the date of formation of the Company, any Person acceptable to the Board of Directors may become Additional Members of the Company for such consideration as the Board of Directors shall determine, subject to the terms and conditions of this LLC Agreement. No Additional Member shall be entitled to any retroactive allocation of Net Income, income, gain, Net Loss, loss, deduction or credit by the Company. The Board of Directors may, at its sole option, at the time the Additional Member is admitted, close the Company’s books (as though the Fiscal Year had ended) or make pro rata allocations of Net Income, income, gain, Net Loss, loss, deduction or credit to the Additional Member for that portion of the Fiscal Year in which the Member was admitted in accordance with the provisions of § 706(d) of the Code and the Regulations promulgated thereunder. Upon admission of an Additional Member, this LLC Agreement shall be amended in order to reflect such additional Member’s Interest in the Company.
ARTICLE 14
DISSOLUTION AND WINDING UP

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     Section 14.1 Dissolution. The Company shall be dissolved and its affairs wound up prior to such date, upon the first to occur of the following events (the “Event of Termination”):
          (a) the written consent of a Majority of the Members;
          (b) the merger of the Company and the Company is not the successor limited liability company in such merger or the consolidation of the Company with one or more limited liability companies or other Organizations; or
          (c) the entry of a final decree of dissolution of the Company by a court of competent jurisdiction.
     Section 14.2 Winding-Up. Upon the occurrence of an Event of Termination, the Company shall be dissolved and wound-up. In connection with the dissolution and winding-up of the Company, the Board of Directors or, if there is no Board of Directors, a liquidator or other representative (the “Liquidation Representative”) appointed by a Majority of the Members shall proceed with the sale or liquidation of all of the assets of the Company (including the conversion to cash or cash equivalents of its notes or accounts receivable) and shall apply and distribute the proceeds of such sale or liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:
          (a) first, to pay (or to make provision for payment of) all expenses of the liquidation in satisfaction of all obligations of the Company for such expenses of liquidation;
          (b) second, to pay (or to make provision for the payment of) all creditors of the Company (including Members who are creditors of the Company) in the order of priority provided by law or otherwise, in satisfaction of all debts, liabilities or obligations of the Company due such creditors;
          (c) third, to the establishment of any reserve which the Board of Directors or the Liquidation Representative, as the case may be, may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company (such reserve may be paid over by the Board of Directors or the Liquidation Representative to an escrow agent acceptable to the Board of Directors or the Liquidation Representative, to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as shall be deemed advisable by the Board of Directors or the Liquidation Representative for distribution of the balance in the manner hereinafter provided in this Section 14.2); and
          (d) fourth, after the payment (or the provision for payment) of all debts, liabilities and obligations of the Company in accordance with each of the clauses above, to the Members or their legal representatives in accordance with the positive balances in their respective Capital Accounts, after taking into account all adjustments to Capital Accounts for all periods, no later than the end of the Fiscal Year in which the Event of Termination occurs or, if later, within ninety (90) days after the date of the liquidation of the Company.
     Section 14.3 Distributions in Cash or in Kind or a Winding Up. Upon dissolution, the Board of Directors or the Liquidation Representative, as the case may be, may in its sole and absolute discretion (a) liquidate all or a portion of the Company assets and apply the proceeds of such liquidation in the manner set forth in Section 14.2, and/or (b) hire independent appraisers to appraise the value of Company assets not sold or otherwise disposed of (the cost of such appraisal to be considered a Company Expense) or determine the Fair Market Value of such assets, and allocate any unrealized gain or loss determined by such appraisal to the Members’ respective Capital Accounts as though the properties in question had been sold on the date of distribution and, after giving effect to any such adjustment, distribute said assets in the manner set forth in Section 14.2, provided that the Board of Directors or the Liquidation Representative shall in good faith attempt to liquidate sufficient Company assets to satisfy in cash the debts and liabilities described in Section 14.2. If a Member shall, upon the advice of counsel, determine that there is a reasonable likelihood that any distribution in kind of an asset would cause such Member to be in violation of any law, regulation or order, such Member and the Board of Directors shall each use its reasonable best efforts to make alternative arrangements for the sale or transfer into an escrow account of any such distribution on mutually agreeable terms.
     Section 14.4 Time for Liquidation. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Board of

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Directors or the Liquidation Representative to minimize the losses attendant upon such liquidation.
ARTICLE 15
AMENDMENT; CERTIFICATES
     Section 15.1 LLC Agreement May Be Modified. This LLC Agreement may be modified as provided in this Article 15 (as the same may from time to time be amended). No Member or Director shall have any vested rights in this LLC Agreement.
     Section 15.2 Conversion to Corporate Form. In the event that the Board of Directors and a Majority of the Members shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company, the Board of Directors and such Majority of the Members shall have the power to convert the Company into a corporation, merge the Company into a newly-formed corporation or take such other action as they may deem advisable, including, without limitation, dissolving the Company and creating one or more subsidiaries of a newly formed corporation and transferring to such subsidiaries any or all of the Properties of the Company. In connection with any such conversion of the Company to a corporation, the Members shall receive, in exchange for their Interests, shares of capital stock of such corporation or its subsidiaries having the same relative economic, voting and other powers, preferences, privileges, special rights and limitations as is set forth in this LLC Agreement, as among the holders of Interests, subject to any modifications required solely as a result of the conversion to corporate from. At the time of such conversion, the Members shall enter into a shareholders agreement containing restrictions on transfer substantially similar to those contained in this LLC Agreement.
     Section 15.3 Amendment or Modification of LLC Agreement. This LLC Agreement may be amended or modified from time to time only by a written instrument adopted by the Board of Directors and a Majority of the Members.
     Section 15.4 Certificates for Interests. At the election of the Board of Directors, the Company may issue, but shall not be required to issue, to each Member a certificate in the form of determined by the Board of Directors, which shall evidence the Interests in the Company. If issued, the following provisions shall apply with respect to the certificates representing the Interests:
          (a) All certificates shall be consecutively numbered. The name of the Person owning the Interest, and the date of issue, shall be entered upon the Company’s books. Each certificate shall be signed by the Chief Executive Officer or the appropriate officer described in Section 4.5 hereof. A record of such certificates shall be kept with the Company’s books and records.
          (b) All certificates surrendered to the Company shall be canceled, and no new certificates shall be issued until the former certificates for an equal Interest shall have been surrendered and canceled except in cases of a lost or destroyed certificate. Any Person claiming a certificate to be lost or destroyed shall make an affidavit of that fact, and advertise the same as the Board of Directors may require, whereupon the new certificate may be issued of the same tenor and for the same Interest as the one alleged to be lost or destroyed, but always subject to the approval of the Board of Directors.
          (c) Subject to the restrictions on transfer contained in this LLC Agreement, Interests in the Company shall be transferable by the holder thereof or by its duly authorized agent or attorney, upon surrender of the certificate properly endorsed or together with a properly signed power of transfer.
          (d) Subject to the restrictions on transfer contained in this LLC Agreement, the Board of Directors shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and regulation of the certificates for the Interests in the Company.
          (e) The certificates representing the Interests in the Company shall bear the following

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legend:
     “THE LIMITED LIABILITY COMPANY INTERESTS IN ANDERSON BAMM HOLDINGS, LLC (THE “COMPANY”) DESCRIBED IN THE LIMITED LIABILITY COMPANY AGREEMENT, EFFECTIVE AS OF APRIL 9, 2007, AS THE SAME SHALL BE AMENDED FROM TIME TO TIME (THE “LLC AGREEMENT”) HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE ALABAMA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES OR JURISDICTIONS IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. THE SALE OR OTHER DISPOSITION OF THE LIMITED LIABILITY COMPANY INTERESTS IS RESTRICTED AS STATED IN THE LLC AGREEMENT. THE LIMITED LIABILITY COMPANY INTERESTS IN THE COMPANY MAY BE ACQUIRED FOR INVESTMENT PURPOSES ONLY. THESE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (1) THE SECURITIES ACT, (2) ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION, AND (3) THE TERMS AND CONDITIONS OF THE LLC AGREEMENT. NO LIMITED LIABILITY COMPANY INTERESTS IN THE COMPANY WILL BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THE LLC AGREEMENT.”
ARTICLE 16
MISCELLANEOUS PROVISIONS
     Section 16.1 Entire Agreement. Except for such written agreements expressly contemplated by this LLC Agreement, this LLC Agreement constitutes the entire agreement among the Members. Each Member hereby acknowledges that in executing this LLC Agreement, such Member has not been induced, persuaded or motivated by any promise or representation made by any other Person, unless expressly set forth herein.
     Section 16.2 Investment Representations.
          (a) The undersigned Members acknowledge and understand (i) that the Interests evidenced by this LLC Agreement have not been registered under the Securities Act of 1933, as amended, the Alabama Securities Act or similar acts or laws of other states or jurisdictions (collectively, the “Securities Acts”) because the Company is issuing these Interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Interests are to be held by each Member for investment purposes only and not with a view toward the resale or distribution thereof, and (iii) that exemption from registrations under the Securities Acts would not be available if the Interests were acquired by a Member with a view toward the resale or distribution thereof.
          (b) Each Member represents and warrants to the Company that such Member is and reasonably expects to continue to be an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended.
          (c) Each Member represents and warrants to the Company that such Member has and reasonably expects to continue to have a net worth of more than $1,500,000.
          (d) Each Member hereby confirms to the Company that such Member is acquiring the Interests for such own Member’s own account, for investment purposes only and not with a view toward the resale or distribution thereof. Each Member agrees not to Transfer any portion of such Member’s Interest except in strict accordance with the terms of this LLC Agreement, including, without limitation, Article 11 hereof. Each Member acknowledges and understands that the Company is under no obligation to register the Interests or to assist such Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of such Member’s Interest. Furthermore, each Member understands that the Interests are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an “affiliate” of the Company and the Interests have been beneficially owned and fully paid for by such Member for at least two (2) years.

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          (e) Each Member, prior to acquiring Interests, has made such investigation of the Company and its business which such Member needs to make an informed decision to acquire the Interests. Each Member has relied on its own tax and legal advisors in connection with such Member’s decision to acquire Interests. Each Member considers himself, herself or itself to be a person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member’s investment in the Interests.
     Section 16.3 Rights of Creditors and Third Parties. This LLC Agreement is entered into by and among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This LLC Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by the Act or other applicable statute, no such creditor or third party shall have any rights under this LLC Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.
     Section 16.4 Changes in Applicable Law. In the event that any covenant, condition, or other provision contained in this LLC Agreement, or any part of the business of the Company (whether or not conducted by the Company) is determined to be invalid, void or illegal, the Members shall amend this LLC Agreement, any other affected agreements, and/or the manner in which the business of the Company is conducted to comply with such laws. For purposes of this Section 16.4, a good faith determination of illegality by the Board of Directors based on an opinion of counsel shall be sufficient to trigger the application of this Section 16.4. Any decisions regarding the manner in which such illegality will be addressed shall require the agreement of the Board of Directors and a Majority of the Members.
     Section 16.5 Interpretation. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this LLC Agreement hereby agree to the terms and conditions contained herein, as it may from time to time be amended according to its terms. It is the express intention of the Members that this LLC Agreement and the Certificate shall be the sole source of agreement of the Members on the issues addressed herein, and, except to the extent a provision of the LLC Agreement expressly incorporates federal income tax rules by reference to sections (§§) of the Code or Regulations or is expressly prohibited or ineffective under the Act, the LLC Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this LLC Agreement is prohibited or ineffective under the Act, the LLC Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this LLC Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.
     Section 16.6 Governing Law. This LLC Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Delaware, and specifically the Act, applied without respect to any conflicts-of-law principles.
     Section 16.7 Grant of Power of Attorney. Each Member hereby irrevocably constitutes and appoints the Chief Executive Officer as its, his or her true and lawful attorney and agent, in its, his or her name, place and stead to make, execute, acknowledge and, if necessary, to file and record:
          (a) any certificates, instruments or documents of any kind whatsoever, or any amendments thereto, (i) which the Company may be required to file under the Act or pursuant to the requirements of any governmental authority having jurisdiction over the Company, (ii) which the Board of Directors shall deem necessary, advisable or convenient to accomplish the purpose and objectives of the Company, including, without limitation, counterparts to this LLC Agreement or any amendment hereto, (iii) which the Board of Directors deems appropriate or necessary to qualify, or continue the qualification of, the Company as a limited liability company and to preserve the limited liability status of the Company in the jurisdictions in which the Company may conduct business, or (iv) which may be required in order to effectuate any change in the membership of the Company or to effectuate the dissolution and termination of the Company pursuant to Article 14 hereof; and
          (b) any amendments to any certificate, instrument, document or this LLC Agreement necessary to reflect any other changes made pursuant to the exercise of the powers of attorney contained in this Section 16.7 or pursuant to this LLC Agreement.

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     Section 16.8 Irrevocable and Coupled with an Interest: Copies to Be Transmitted. The powers of attorney granted under Section 16.7 hereof shall be deemed irrevocable and to be coupled with an interest. A copy of each certificate, instrument or document executed by the Chief Executive Officer pursuant to the powers of attorney granted in Section 16.7 hereof shall be transmitted to each Member promptly after the date of the execution thereof; provided that the failure of the Chief Executive Officer to promptly provide such copy shall not invalidate or otherwise affect the validity of any such certificate, instrument or document.
     Section 16.9 Survival of Power of Attorney. The powers of attorney granted in Section 16.7 hereof shall survive delivery of a Transfer by any Member of the whole or any part of such Member’s Interest, provided that if such Transfer was of all of such Member’s Interest and the Board of Directors has consented to the admission of the transferee as a Substitute Member, the foregoing powers of attorney shall survive the delivery of such Transfer for the purpose of enabling the Chief Executive Officer to execute, acknowledge and file any and all certificates and other instruments necessary to effectuate the admission of the transferee as a Substitute Member. Such powers of attorney shall survive the death, incapacity, dissolution or termination of a Member and shall extend to such Member’s heirs, administrators, executors, successors and permitted assigns.
     Section 16.10 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any applicable laws, rules or regulations.
     Section 16.11 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this LLC Agreement and the table of contents hereto are inserted for convenience and are in no way to be construed as part of this LLC Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.
     Section 16.12 Waivers. The failure of any Member to seek redress for violation of or to insist upon the strict performance of any agreement or condition of this LLC Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.
     Section 16.13 Rights and Remedies Cumulative. The rights and remedies provided by this LLC Agreement are cumulative and the use of any one right or remedy by any Member shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Members may have by law, statute, ordinance or otherwise.
     Section 16.14 Construction. Common nouns and pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person, Persons or other reference in the context requires. Every covenant, term and provision of this LLC Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. Any reference to the Act, Code or other statutes, laws, or regulations (including the Regulations), forms or schedules shall include the amendments, modifications, supplements, or replacements thereof. Whenever used herein, “or” shall include both the conjunctive and disjunctive, “any” shall mean “one or more,” and “including” shall mean “including without limitation.” Unless the context indicates otherwise, “member” or “members” and “limited liability company” or “limited liability companies” shall be substituted in and for references to “partner” or “partners” and “partnership” or “partnerships,” respectively, in the Code, Regulations and any pronouncements by the United States Internal Revenue Service.
     Section 16.15 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this LLC Agreement, their respective heirs, executors, administrators, conservators, legal representatives, successors and permitted assigns.
     Section 16.16 Counterparts.
     Section 16.17 This LLC Agreement may be executed in original or facsimile counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

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     IN WITNESS WHEREOF, the parties hereto have executed this Limited Liability Company Agreement as of the Effective Date.

THE COMPANY:

ANDERSON BAMM HOLDINGS, LLC

By:

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COUNTERPART MEMBER SIGNATURE PAGE TO
LIMITED LIABILITY COMPANY AGREEMENT OF ANDERSON BAMM HOLDINGS, LLC

MEMBER:

If an Entity:

By:

Printed Name:

Its:

If an Individual:

By:

Printed Name:

Its:

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EXHIBIT A

	Shares transferred	% ownership
Individual Shareholder Member	to ABH, LLC	in ABH, LLC
Charles C. Anderson 202 North Court Street Florence, AL 35630	538,373	35.11%

Hilda B. Anderson 202 North Court Street Florence, AL 35630	2,000	0.13%

Joel R. Anderson 202 North Court Street Florence, AL 35630	200,000	13.04%

Clyde B. Anderson 402 Industrial Lane Birmingham, AL 35211	446,921	29.15%

Terry C. Anderson 4511 Helton Drive Florence, AL 35630	113,818	7.42%

Harold M. Anderson 3101 Clairmont Road, Suite C Atlanta, GA 30329	100,000	6.52%

Charles C. Anderson, Jr. 6016 Brookvale Lane, Suite 151 Knoxville, TN 37919	68,321	4.46%

Sandra B. Cochran 402 Industrial Lane Birmingham, AL 35211	20,000	1.30%

Charles C. Anderson, III 5/F Lippon Leighton Tower 103-109 Leighton Road Causeway Bay, Hong Kong	7,931	0.52%

Hayley Anderson Milam 2500 Shallowford Road Apartment 5213 Atlanta, GA 30345	6,345	0.41%

Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren A. Anderson 6016 Brookvale Lane, Suite 151 Knoxville, TN 37919	6,345	0.41%

Olivia B. Anderson 1995 Trust 402 Industrial Lane Birmingham, AL 35211	400	0.03%

Alexandra R. Anderson Irrevocable Trust 402 Industrial Lane Birmingham, AL 35211	400	0.03%

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	Shares transferred	% ownership
Individual Shareholder Member	to ABH, LLC	in ABH, LLC
First Anderson Grandchildren Trust FBO Charles C. Anderson, III 202 North Court Street Florence, AL 35630	2,806	0.18%

First Anderson Grandchildren Trust FBO Hayley Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

First Anderson Grandchildren Trust FBO Lauren Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

Sixth Anderson Grandchildren Trust FBO Bentley B. Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

Fourth Anderson Grandchildren Trust FBO Carson C. Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

Second Anderson Grandchildren Trust FBO Alexandra Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

Fifth Anderson Grandchildren Trust FBO Harold M. Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

Third Anderson Grandchildren Trust FBO Taylor C. Anderson 202 North Court Street Florence, AL 35630	2,806	0.18%

TOTAL SHARES	1,533,302	100.00%

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EXHIBIT B
Anderson Growth Partners, LLC will serve as the Investment Manager for Anderson BAMM Holdings, LLC. Anderson Growth Partners, LLC will charge a management fee equal to 1% of the fund’s net asset value on an annual basis. In addition, Anderson Growth Partners, LLC will charge a performance fee equal to 15% of the funds annual performance.

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